Form 10-K405, Exhibit 13
period 1996-12-31
JOURNAL COMMUNICATIONS INC
filed 1997-03-31
CIK 54056

[Pages 17-19]

                       Management Discussion and Analysis

   CONSOLIDATED

   Revenue from continuing operations was $622.2 million in 1996 compared with $591.8 million in 1995, a 5.1% increase. In 1994, revenue from continuing operations was $517.6 million. Operating earnings increased 62% to $67 million in 1996. 1995 operating earnings were $41.4 million, a decrease from $66.3 million in 1994. Operating earnings in 1995 were affected by the one-time newspaper merger charges of $17.5 million and the Webcraft lawsuit settlement of $5.7 million.

   During 1996, continued improvement in advertising market share and the benefit of Super Bowl XXX, the Olympics and political advertising revenue were key factors in helping the broadcast segment increase advertising revenue and operating profits. The publications segment experienced improved operating earnings due largely to cost control measures and operating efficiencies attained during the year as a result of the newspaper merger in 1995. Revenue growth was achieved in the telecommunications segment through increased private line sales and new SONET-based services. The direct marketing segment showed vast improvement in operating results, due in large part to a refocusing of one of the companies within the segment.


   PUBLICATIONS

   The publications segment includes daily and weekly newspapers, shoppers and specialty publications.

   Revenue was $264.9 million in 1996, down 0.8% compared with 1995 but 1.4% better than 1994. 1995 and 1994 revenues for this segment were $267.1 million, and $261.3 million, respectively. In 1996, earnings were $33.9 million, an 111.9% increase over 1995. Earnings in 1996 of $16 million included $17.5 million of newspaper merger charges. Without the $17.5 million in merger charges, 1996 earnings increased 1.3% from 1995. Earnings for 1994 were $44 million.

   Journal Sentinel Inc. is the largest company in the publications segment. Total revenue in 1996 decreased 1.3% to $209.5 million from $212.2 million in 1995. Compared to 1994, 1996 revenue levels remained flat. In 1996, earnings increased 21% over 1995, excluding merger charges. With the merger charges included, 1996 earnings increased 174.6% over 1995. However, the 1996 earnings were 10% below 1994, which was primarily the result of higher newsprint costs.

   The dramatic turnaround in 1996 earnings is the result of an emphasis on cost controls and greater efficiencies as a result of the merger in 1995. Newsprint costs were up 1% in 1996 compared with 1995. Newsprint costs for 1997 are expected to be lower than they were for 1996.

   Advertising revenue in 1996, 1995 and 1994 was $155.9 million, $155.9 million and $149.4 million, respectively. Advertising revenue remained level as a result of classified advertising revenue increasing 6.4% over 1995, while retail and general advertising revenue declined 2.4% and 13.5%, respectively. The increase in classified advertising revenue is mostly related to employment advertising. The 1996 shortfall in both retail and general advertising is the result of lower ROP (Run of Press) and preprint revenue.

   In 1996, circulation revenue totaled $51.2 million, a decrease of 3.5%, or $1.9 million, from 1995 and a 9.3% decrease from 1994. Most of the 1996 decrease compared with 1995 and 1994 is due to the carryover factor of the merger and the lowering of the wholesale rates.

   Add Inc. is the other operation in the publications segment. Its 1996 revenue was $55.4 million, a 0.9% change compared with 1995 revenue of $54.9 million. In 1994, revenue was $51.8 million. Earnings in 1996 showed an 8.2% decrease from the prior year. This resulted from both increased newsprint costs, which only began to moderate midyear, advertiser attrition, and increased price competition in many of the markets in which the operations conduct business. In 1996, revenue for the Wisconsin operations increased by 5.5% while revenue for the Ohio operations decreased by 5.7%. During 1996, the Connecticut and Florida operations showed improvement in earnings over the previous year while those in Wisconsin, Ohio, Pennsylvania and Vermont showed declines.

   BROADCAST

   In 1996, revenue was $95.7 million, a 28.3% increase over 1995 revenue of $74.6 million and 50.9% greater than 1994 revenue of $63.4 million. The 1996 revenue increase was due to excellent audience ratings at all of our broadcast stations and $4.5 million in Super Bowl, Summer Olympics and election year political advertising. In addition, the broadcast division acquired three radio stations in Tucson in 1996. Earnings in 1996 increased 60.9% over 1995 and 116.6% over 1994.

   In 1996, the Company's television stations accounted for 67.1% of the division's revenue and 77.4% of its earnings. The Milwaukee, Las Vegas and Lansing television stations demonstrated substantial revenue and earnings growth over last year.

   Operating earnings for the Milwaukee, Kansas City and Omaha radio stations were well ahead of 1995 results.

   During 1996, the broadcast group sold its two radio stations in Wausau, Wis. The sale had no material effect on the Company's consolidated results. In 1997, the company acquired an additional FM radio station in Omaha.

   PRINTING

   The 1996 revenue for NorthStar Print Group Inc. was $55.4 million, a 2.7% increase from the prior year's revenue of $53.9 million and a 4.2% decrease from 1994. NorthStar increased earnings to $2.9 million from earnings of $0.6 million in 1995. In 1994, NorthStar incurred a loss before taxes of $0.7 million. The Milwaukee and Green Bay operations experienced a decrease in revenue, but earnings at all locations improved in 1996. Norway / Watertown's improved earnings were driven largely by additional revenue, while Milwaukee and Label Products & Design went through a combination of pricing and operational cost controls. In addition, all locations showed improved operating productivity.

   IPC Communication Services (IPC) revenue decreased $2.3 million to $119.2 million in 1996, a 1.9% decrease compared to 1995 but a 62.5% increase compared to 1994. In 1996, IPC experienced a substantial loss. The Northern California and French operations, which contributed to the overall loss, refocused during 1996. Operating results improved in the fourth quarter of 1996.

   The printing plants of Add Inc. had revenue of $28.9 million in 1996, a 6.7% increase over 1995 revenue of $27.1 million and 39.6% over 1994 revenue of $20.7 million. In 1996, earnings increased by 47.6% from 1995. Earnings increased 8.9% in 1995 compared with 1994.

   TELECOMMUNICATIONS

   In 1996, revenue for Norlight Telecommunications Inc. was $45.4 million, a 13.4% increase over the prior year's revenue of $40 million. Revenue was $36 million in 1994. The increase is due to a substantial growth in private line capacity sold and the offering of SONET-based services. The four legal entities that make up the telecommunications operations were merged into one legal entity during 1996. This merger facilitated marketing of all services under one name and streamlined the company's regulatory reporting requirements. Earnings at Norlight increased 2% in 1996 compared with 1995 and 6.7% compared with 1994.

   DIRECT MARKETING

   PrimeNet Marketing Services had a decrease in revenue of 8.1% in 1996 to $6.4 million, down from $6.9 million in 1995. Revenue was $7.8 million in 1994. The Company's 1996 earnings of $0.6 million compares with losses of $2.2 million and $1.3 million in 1995 and 1994, respectively. The decreased revenue and increased earnings in 1996 primarily reflect the impact of a major refocusing, which took place in 1995.

   Mega Direct was purchased by Add Inc. on June 22, 1995. Mega Direct had revenue of $8.5 million in 1996 compared with $4.7 million for the partial year in 1995. Earnings increased in 1996 compared with 1995 by 315.7%, reflecting a full year of operation as part of Add Inc. in 1996. Mega Direct was strategically realigned under the management of PrimeNet Marketing Services in early 1997.


   NEWSPAPER MERGER CHARGES

   On April 2, 1995, Journal Sentinel Inc. merged The Milwaukee Journal and the Milwaukee Sentinel into a morning newspaper called the Milwaukee Journal Sentinel. The merger of the newspapers resulted in a pretax charge of $17.5 million recorded in full in 1995. The charge consisted of $11.3 million in termination benefits for approximately 250 full-time employees and $6.2 million for non-recurring start-up costs of the new newspaper.

   OTHER INCOME AND EXPENSE

   Dividends and interest income were $3.4 million, a decrease from $4.8 million in 1995. The decrease in 1996 was the result of a decrease in short-term investments. This amount was $1.7 million in 1994.


   INCOME TAXES

   Income taxes were 41.9% of pre-tax earnings in 1996, 39.6% in 1995 and 40.1% in 1994. Changes in the effective tax rate are a result of state income taxes, valuation allowances on foreign net operating losses and permanent tax differences. Permanent tax differences exist for goodwill amortization for acquisitions before 1993 and the increase in cash surrender value of the Company's life insurance investment pool.


   EARNINGS FROM CONTINUING
   OPERATIONS

   In 1996, earnings from continuing operations of $41 million or $3.13 per share were $13.1 million or $1.12 per share more than 1995. The merger charges and Webcraft settlement reduced 1995 earnings by $1.00 per share. Excluding the merger charges and the Webcraft settlement, earnings per share from continuing operations were $3.01 in 1995. 1994 earnings from continuing operations were $40.6 million or $2.90 per share.

   DISCONTINUED OPERATIONS

   On April 27, 1995, the Company sold substantially all the assets used in the business of its wholly owned subsidiary, Perry Printing Corporation. Perry was a heatset web offset printer of long-run catalogs and publications. The sale of Perry allowed the Company to redirect its assets to other segments of the Company and earn a better return on investment. As a result, the Perry operations have been accounted for as a discontinued operation.

   Net revenues were $45.9 million and $117 million in 1995 and 1994, respectively. Earnings from discontinued operations were $1.4 million and $3.3 million during the same years.

   The aggregate sale price was approximately $95 million plus the assumption of trade and other liabilities. Payment was made by the issuance of 115,000 shares of the buyer's preferred stock with a value of $11.5 million and the balance of the payment in cash.

   Proceeds were used in 1995 to fund the Add Inc. and Journal Broadcast Group acquisitions, the Journal Sentinel merger charges and increase the Company's cash reserves.


   NET EARNINGS

   Net earnings for 1996 were $41 million or $3.13 per share, compared with net earnings of $44.2 million or $3.18 per share in 1995. In 1994, net earnings for the year were $43.9 million or $3.13 per share.


   LIQUIDITY AND CAPITAL RESOURCES

   Cash provided by operations, which is a significant source of the Company's liquidity, totaled $94.8 million, $43.2 million and $59.3 million in 1996, 1995 and 1994, respectively.

   Principal uses of cash for investing purposes during this period were for property and equipment expenditures and acquisitions. Capital expenditures for property and equipment totaled $33.8 million in 1996, $33.4 million in 1995 and $36.6 million in 1994. The Company also has continued to be active in acquiring other businesses. Cash used for acquisitions was $17 million, $22.8 million and $12.7 million in 1996, 1995 and 1994, respectively. In January 1997, the Company acquired an additional radio station in Omaha, Neb. The cash purchase price was approximately $5 million.

   Cash provided by discontinued operations was $82.8 million in 1995 and $7.2 million in 1994.

   Cash used in financing activities totaled $52.8 million, $46.5 million and $24.8 million in 1996, 1995 and 1994, respectively. Dividends paid during 1996 were $28.6 million or $2.20 per share, compared with $29.2 million ($2.10 per share) in 1995 and $26.7 million ($1.90 per share) in 1994. Additionally, the net purchases of treasury stock totaled $17.2 million in 1996 and $17.1 million in 1995. In 1994, the Company had net sales of treasury stock of $2.7 million.

   Net working capital at the end of 1996 decreased to $90 million compared with $111.1 million at the end of 1995. Commitments for television programs not yet produced as of December 31, 1996, were $5.9 million. The Company has traditionally not used debt as a source of funds.


   EFFECT OF INFLATION

   The Company's results of operations and financial conditions have not been significantly affected by general inflation. The Company has reduced the effect of rising costs through improvements in productivity, cost containment programs and, where the competitive environment exists, increased selling prices. See the publications section for discussion of the impact of newsprint costs.

   [Pages 20-21]

                                                         Ten Years In Review
   (Dollars in
   thousands except
   for per share amounts)        1996           1995             1994         1993              1992           1991

   Earnings and Dividends

   Earnings from
    continuing operations
    before income taxes(6)    $ 70,691       $  46,231(5)    $  67,831      $ 67,498        $  62,670       $ 55,458
   Net earnings                 41,043          44,213          43,867        44,204           41,631         40,035
   Earnings for option
    price                       41,043          43,149          43,867        44,204           41,631         40,626
   Dividends                    28,563          29,156          26,699        25,156           25,244         25,358
   Earnings retained            12,480          15,057          17,168        19,048           16,387         14,677

   Per Share

   Net earnings               $   3.13       $    3.18       $    3.13      $   3.16        $    2.97       $   2.84
   Earnings for option
    price                         3.13            3.10            3.13          3.16             2.97           2.88
   Dividends                      2.20            2.10            1.90          1.80             1.80           1.80
   Book value                    27.41           26.85           26.04         24.76            23.40          22.11
   Unit option price             37.15           36.24           35.40         34.64            33.60          32.60

   Net Sales (6)

   Publications               $264,883       $ 267,148       $ 261,303      $244,529        $ 238,386       $232,756
   Broadcast                    95,690          74,623          63,445        54,851           52,891         52,088
   Printing                    203,477         202,556         151,853       126,401           68,372         60,161
   Telecommunications           45,351          39,977          35,974        32,411           31,256         15,398
   Direct marketing             14,890          11,578           7,799             -                -              -
   Other                             -               -               -             -                -              -
   Eliminations                 (2,057)         (4,050)         (2,793)       (3,501)          (1,814)        (1,631)
                               -------         -------         -------       -------          -------        -------
     Total net sales          $622,234       $ 591,832       $ 517,581      $454,691        $ 389,091       $358,772

   Operating Expenses(6)

   Payroll                    $181,123(8)    $ 169,198(7)    $ 158,450(4)   $137,580(3)     $ 117,815(2)    $105,151
   Materials and
    component services         171,958         172,381         117,320        99,170           75,685         77,576
   Depreciation and
    amortization                37,635          34,413          29,779        28,335           25,585         24,301
   Other services              164,501         174,461         145,756       123,675          109,721        101,884
                               -------         -------         -------       -------          -------        -------
   Total operating
    expenses                  $555,217(8)    $ 550,453(7)    $ 451,305(4)   $388,760(3)     $ 328,806(2)    $308,912

   Invested Capital
    (Dollars in thousands)

   Property and equipment(6)  $163,693       $ 160,433       $ 149,687      $135,716        $ 124,107       $121,665
   Net working capital          89,980         111,116         107,675       100,780           95,774         93,847
   Long-term obligations         1,524           2,762           2,947         3,609            2,251          1,369
   Stockholders' equity        361,030         366,330         367,429       347,447          328,230        311,772
   Total assets                473,564         474,738         461,416       437,429          409,863        389,958
   Percent return on
    stockholders' equity         11.2%           12.0%           12.6%         13.5%            13.4%          13.1%
   Percent return on
    total assets                  8.6%            9.6%           10.0%         10.8%            10.7%          10.0%


   (Dollars in                                                                             Average annual
   thousands except                                                                          compound
   for per share amounts)        1990           1989             1988         1987           % increase

   Earnings and Dividends

   Earnings from
    continuing operations
    before income
    taxes(6)                  $ 48,992       $  69,668       $  61,901      $ 57,048(1)         2.41%
   Net earnings                 41,113          54,988          49,633        41,614(1)        -0.15
   Earnings for
    option price                49,443          54,988          51,745        41,944(1)        -0.24
   Dividends                    24,192          24,374          21,496        19,576            4.29
   Earnings retained            16,921          30,614          28,137        22,038           -6.12

   Per Share

   Net earnings               $   2.89       $    3.83       $    3.46      $   2.93(1)         0.74%
   Earnings for option
    price                         3.47            3.83            3.61          2.95(1)         0.66
   Dividends                      1.70            1.70            1.50          1.38            5.32
   Book value                    21.54           20.08           18.14         16.27            5.97
   Unit option price             31.48           29.66           26.65         23.71            5.12

   Net Sales(6)

   Publications               $235,853       $ 232,371       $ 222,209      $200,873           $3.21
   Broadcast                    56,456          54,087          52,744        48,339            7.88%
   Printing                     57,852          55,301          51,427        43,923           18.57
   Telecommunications           12,414          11,429          11,342        11,539           16.43
   Direct marketing                  -               -               -             -            N.A.
   Other                             -               -               -         1,986            N.A.
   Eliminations                 (1,462)         (1,608)           (940)         (767)           N.A.
                               -------         -------         -------       -------         -------
     Total net sales          $361,113       $ 351,580       $ 336,782      $305,893           $8.21

   Operating Expenses(6)

   Payroll                    $102,463       $  98,161       $  94,787      $ 89,029            8.21%
   Materials and
    component services          80,318          81,008          79,835        71,183           10.30
   Depreciation and
    amortization                20,442          19,536          19,884        14,553           11.13
   Other services              103,084          90,756          84,477        76,931            8.81
                               -------         -------         -------       -------         -------
   Total operating
    expenses                  $306,307       $ 289,461       $ 278,983      $251,696            9.19%

   Invested Capital
    (Dollars in
    thousands)

   Property and
    equipment(6)              $ 83,154       $  76,746       $  74,789      $ 66,131           10.60%
   Net working capital         128,859         125,841         106,805        97,525           -0.89
   Long-term
    obligations                    608           1,808           2,583         9,072            N.A.
   Stockholders' equity        306,793         288,036         260,002       231,446            5.06
   Total assets                401,371         364,860         335,395       307,682            4.91
   Percent return on
    stockholders' equity         14.3%           21.1%           21.4%         20.8%
   Percent return on
    total assets                 11.3%           16.4%           16.1%         15.5%


   1)   Does not include cumulative effect on prior years of change in accounting for deferred income taxes of $3,572 or $0.25 per share in 1987.

   2)   Includes full year of Norlight and IPC since Oct. 6.

   3)   Includes full year of IPC, and Nordoc Software Services since Feb. 28.

   4)   Includes full year of PrimeNet Marketing Services.

   5)   Does not include gain on sale of Perry Printing Corp. of $14,941 or $1.07 per share in 1995.

   6)   Figures have been restated to exclude the discontinued operations of Perry Printing Corp. (1987 - 1995).

   7)   Includes Omaha radio stations since Jan. 24 and Mega Direct since June 22.

   8)   Includes Tucson radio stations since Jan. 29.

   [Pages 22-30]

                        Consolidated Financial Statements

   CONSOLIDATED BALANCE SHEETS
   (Dollars in thousands, except
   share and per share amounts)

                                                         December 31
   ASSETS                                          1996           1995
   Current assets:
   Cash                                          $ 12,383      $  10,133
   Short-term investments (Note 1)                 52,900         61,362
   Receivables, net (Note 1)                       93,915         94,670
   Inventories (Note 1)                            27,678         31,292
   Prepaid expenses                                10,301          9,212
   Prepaid income taxes                                 -          4,198
   Deferred income taxes (Note 3)                   3,813          4,706
                                                  -------        -------
        Total current assets                      200,990        215,573
   Property and equipment, at cost:
   Land and land improvements                      11,488         11,997
   Buildings                                       54,232         53,510
   Equipment                                      327,033        301,389
                                                  -------        -------
                                                  392,753        366,896

   Less accumulated depreciation                  229,060        206,463
                                                  -------        -------
   Net property and equipment                     163,693        160,433

   Goodwill (Note 1)                               36,147         33,259
   Other intangible assets, net (Note 1)           38,456         34,798
   Corporate life insurance investment pool        18,193         16,390
   Deferred income taxes (Note 3)                   1,756              -
   Other assets (Note 9)                           14,329         14,285
                                                  -------        -------
        Total assets                             $473,564      $ 474,738
                                                  =======        =======
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
   Accounts payable                              $ 38,685      $  33,592
   Accrued compensation                            24,169         18,241
   Customer service deposits                       13,877         11,705
   Accrued employee benefits (Note 2)              23,798         21,166
   Other current liabilities                        8,144         12,864
   Current portion of long-term obligations         2,337          6,889
                                                  -------        -------
        Total current liabilities                 111,010        104,457

   Long-term obligations (Note 5)                   1,524          2,762
   Deferred income taxes (Note 3)                       -          1,189
   Stockholders' equity (Note 6):
   Common stock, $.25 par value; authorized
        and issued 14,400,000 shares                3,600          3,600
   Retained earnings                              402,301        390,279
   Treasury stock, at cost (Note 6)               (44,871)       (27,549)
                                                  -------        -------
   Total stockholders' equity                     361,030        366,330
                                                  -------        -------
   Total liabilities and stockholders' equity    $473,564      $ 474,738
                                                  =======        =======

   See accompanying notes.

                        Consolidated Financial Statements

   CONSOLIDATED STATEMENTS OF EARNINGS
    (Dollars in thousands, except
    per share amounts)                      Years ended December 31
                                         1996        1995         1994

   Continuing operations
   Operating revenue:
    Publications
        Advertising                    $210,244    $208,857    $ 198,214
        Circulation                      52,290      54,500       57,952
        Other                             2,349       3,791        5,137
    Broadcast                            95,690      74,623       63,445
    Printing                            203,477     202,556      151,853
    Telecommunications                   45,351      39,977       35,974
    Direct marketing                     14,890      11,578        7,799
    Eliminations                         (2,057)     (4,050)      (2,793)
                                        -------     -------      -------
        Total operating revenue         622,234     591,832      517,581

   Operating costs and expenses:
    Cost of sales                       358,588     346,144      289,383
    Selling and administrative
        expenses                        196,629     181,091      161,922
    Merger and litigation charges
        (Notes 4 & 8)                         -      23,218            -
                                        -------     -------      -------
        Total operating costs
          and expenses                  555,217     550,453      451,305
                                        -------     -------      -------
   Operating earnings                    67,017      41,379       66,276

   Other income (deductions):
    Dividends and interest - net          3,366       4,806        1,669
    Gain (loss) on sale of assets           308          46         (114)
                                        -------     -------      -------
        Total other income
         (deductions)                     3,674       4,852        1,555
                                        -------     -------      -------
   Earnings from continuing
    operations before income
    taxes                                70,691      46,231       67,831

   Provision for income taxes
    (Note 3)                             29,648      18,330       27,230
                                        -------     -------      -------
   Earnings from continuing
    operations                           41,043      27,901       40,601
                                        -------     -------      -------
   Discontinued operations
    (Note 9)
    Earnings, net of applicable
     income taxes of $915 and $2,170          -       1,371        3,266
    Gain on sale, net of applicable
     income tax expense of $9,960             -      14,941            -
                                        -------     -------      -------
   Net earnings                        $ 41,043    $ 44,213    $  43,867
                                        =======     =======      =======
   Earnings per share (Note 1):
    Continuing operations              $   3.13    $   2.01    $    2.90
    Discontinued operations                 .00        1.17         0.23
                                        -------     -------      -------
   Net earnings per share              $   3.13    $   3.18    $    3.13
                                        =======     =======      =======

   See accompanying notes.

                        Consolidated Financial Statements

   CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Dollars in thousands)
                                              Years ended December 31
   CASH FLOWS                             1996        1995         1994
   Cash flow from operating activities:
    Earnings from continuing
        operations                     $ 41,043    $ 27,901    $  40,601
    Adjustments for non-cash items:
        Depreciation and amortization    37,635      34,413       29,779
        Deferred income taxes            (2,052)     (5,610)        (400)
        Net (gain) loss from sales
         of assets                         (308)        (46)         114
        Change in:
          Receivables                     1,250     (15,892)     (15,992)
          Inventories                     3,610      (5,414)      (8,058)
          Accounts payable                5,018       7,814        7,814
          Other current assets and
           liabilities of continuing
           operations                     8,638          22        5,429
                                        -------     -------      -------
          Net cash provided by
            operating activities         94,834      43,188       59,287

   Cash flow from investing activities:
    Proceeds from sales of assets         5,937       1,031        2,029
    Property and equipment
     expenditures                       (33,772)    (33,406)     (36,569)
    Net (increase) decrease in
     short-term investments               8,462     (22,398)      11,202
    Assets of businesses acquired       (17,000)    (22,773)     (12,697)
    Other - net                          (3,421)     (4,748)      (5,189)
                                        -------     -------      -------
          Net cash used for
            investing activities        (39,794)    (82,294)     (41,224)
                                        -------     -------      -------
   Net cash provided by discontinued
     operations (Note 9)                      -      82,831        7,193

   Cash flow from financing activities:
    Net decrease in long-term
     obligations                         (7,015)       (185)        (732)
    Net (purchases) sales of
     treasury stock                     (17,212)    (17,136)       2,651
    Cash dividends                      (28,563)    (29,156)     (26,699)
                                        -------     -------      -------
   Net cash used for
    financing activities                (52,790)    (46,477)     (24,780)
   Net increase (decrease) in cash        2,250      (2,752)         476
   Cash at beginning of year             10,133      12,885       12,409
                                        -------     -------      -------
   Cash at end of year                 $ 12,383    $ 10,133    $  12,885
                                        =======     =======      =======
   Cash paid for income taxes          $ 27,753    $ 47,557    $  29,108
                                        =======     =======      =======

   See accompanying notes.

                          Consolidated Financial Statements

   Consolidated Statements of Retained Earnings
    (Dollars in thousands, except share and
    per share amounts)
                                            Years ended December 31
   Retained Earnings                       1996        1995         1994

   Balance at beginning of year        $390,279    $373,626    $ 355,879
    Net earnings                         41,043      44,213       43,867
    Cash dividends (per share, 1996 -
        $2.20, 1995 - $2.10, 1994 -
        $1.90)                          (28,563)    (29,156)     (26,699)
    Treasury stock transactions
        (Note 6)                            110         616          416
    Currency translation
        adjustment                         (568)        980          163
                                        -------     -------      -------
   Balance at end of year              $402,301    $390,279    $ 373,626
                                        =======     =======      =======

                   Notes to Consolidated Financial Statements

   DECEMBER 31, 1996, 1995 and 1994 (Dollars in thousands, except share and per share amounts)

   1. Principal accounting policies

   Basis of consolidation - The consolidated financial statements include the accounts of Journal Communications Inc. and its wholly owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated.

   Foreign currency translation - The Company's foreign subsidiary uses the local currency as its functional currency. Accordingly, assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates, while income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reflected in retained earnings.

   Earnings per share - Earnings per share are based on the weighted average shares outstanding during each period.

   Short-term investments - Short-term investments, which consist of commercial paper ($48,900) and bank certificates of deposit with maturities of one year or less ($4,000), are stated at cost, which approximates market value.

   Receivables - Allowance for doubtful accounts at December 31, 1996 and 1995 was $3,242 and $2,476, respectively.

   Inventories - Inventories are stated at the lower of cost (first in, first out method) or market.

   Inventories at December 31 consist of the following:

                                          1996        1995

   Paper and Supplies                  $ 16,596    $ 19,143
   Work in Process                        4,754       4,559
   Finished Goods                         6,328       7,590
                                        -------     -------
                                       $ 27,678    $ 31,292
                                        =======     =======

   Property and equipment - Depreciation of property and equipment is computed principally using the straight-line method.

   Goodwill - Goodwill resulting from acquisitions subsequent to November 1, 1970, is amortized on a straight-line basis over 40 years. Goodwill prior to November 1, 1970, is amortized when it is determined that such intangible assets have a limited useful life. At December 31, 1996, $3,095 of goodwill was not being amortized. Accumulated amortization at December 31, 1996 and 1995 was $9,942 and $9,567, respectively.

   Other intangible assets - Identifiable intangible assets resulting from acquisitions are amortized on a straight-line basis for periods up to 30 years. Accumulated amortization relating to other intangible assets at December 31, 1996 and 1995 was $26,089 and $22,990, respectively. Other intangible assets also include the costs of television program contracts, recorded under the gross method, which are deferred and amortized over the estimated number of runs of the related programs.

   Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


   2. Employee benefit plans

   The Company has a defined benefit pension plan covering the majority of its employees. The plan provides benefits based on compensation, years of service and date of birth. The Company's policy is to fund the plan in amounts that comply with contribution limits imposed by law.

   Net pension cost for the defined benefit plan includes the following components:

                                           1996        1995         1994

   Service cost                        $  2,600    $  2,068    $   2,481
   Interest on projected
        benefit obligation                6,023       6,015        5,526
   Return on plan assets -
        (gain) loss                      (8,434)    (10,644)         865
   One time recognition
        of costs related to
        newspaper merger                      -       4,000            -

   Net amortization and
        deferral                          2,539       4,860       (6,570)
                                        -------     -------      -------
   Net pension cost                    $  2,728    $  6,299    $   2,302
                                        =======     =======      =======

   Actuarial assumptions used to project the benefit obligations and the net pension cost were:

                                           1996        1995         1994

   Discount rate                          7.75%       7.50%        8.00%
   Rate of increase in
        compensation levels               5.00%       5.00%        5.25%
   Expected long-term rate of
        return on plan assets             9.50%       9.50%        9.50%

   The assets of the plan consist primarily of listed stocks and government and other bonds.

   The funded status of the plan at December 31 was as follows:

                                           1996        1995

   Actuarial present value of benefit
    obligations:

    Vested benefits                    $ 67,259    $ 67,428
    Nonvested benefits                    2,938       2,949
                                        -------     -------
   Accumulated benefit
        obligation                       70,197      70,377
   Effect of projected
        compensation levels              13,192      13,396
                                        -------     -------
   Projected benefit
        obligation                       83,389      83,773
   Less: plan assets
        at fair value                    68,590      63,047
                                        -------     -------
   Projected benefit obligation
        in excess of plan assets         14,799      20,726
   Unrecognized:
        Transition asset                    943       1,180
        Prior service cost               (2,544)     (2,798)
        Gain (loss)                      (2,892)     (8,909)
                                        -------     -------
   Accrued pension liability           $ 10,306    $ 10,199
                                        =======     =======

   The Journal Communications Inc. Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 15% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 10% of their eligible wages after taxes. Each employee who elects to participate is eligible to receive company matching contributions. The Company will contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. Company matching contributions were $2,071, $1,952 and $1,824 in 1996, 1995 and 1994, respectively. The Company made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the Company's defined benefit pension plan of $731, $214 and $178 in 1996, 1995 and 1994, respectively.

   In addition, the Company provides health benefits to certain retirees and their eligible spouses. The majority of the plan costs are covered by the Company. It is the Company's policy to fund the plan as claims are incurred. The Company has elected to amortize the unfunded obligation of $25,324 at January 1, 1993 over a period of 20 years.

   Postretirement benefit expense includes the following components:

                                           1996        1995         1994

   Service cost                        $    496    $    433    $     572
   Interest cost on
        accumulated postretirement
        benefit obligation                2,051       2,067        1,991
   Amortization of
        transition obligation             1,110       1,139        1,266
   One time recognition
        of costs related to
        newspaper merger                      -       2,092            -
                                        -------     -------      -------
   Postretirement
     benefit expense                   $  3,657    $  5,731    $   3,829
                                        =======     =======      =======


   The funded status of the plan on an aggregate basis at December 31 was as follows:

                                         1996        1995
   Accumulated postretirement benefit
    obligation:
    Retirees                           $ 19,465    $ 19,756
    Fully eligible participants           1,463         855
    Other active participants             6,729       7,859
                                        -------     -------
   Total accumulated
        postretirement benefit
        obligation                       27,657      28,470
   Unrecognized actuarial
        loss                               (340)     (1,655)
   Less: Unrecognized
        transition obligation            17,761      18,871
                                        -------     -------
   Accrued postretirement
        benefit cost liability         $  9,556    $  7,944
                                        =======     =======


   The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation (APBO) for retirees for 1997 are 7.0% grading down to 5.0% in 2001 and thereafter, and for 1996 were 8.0% grading down to 5.0% in 2006 and thereafter. The benefit cost trend rates have a significant effect on the amounts reported. The impact of a 1% increase in the health care cost trend rates would have increased the APBO 6.0% at December 31, 1996, and would have increased the aggregate service cost and interest cost components of the postretirement benefit expense by 7.9%. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% and 7.5% for 1996 and 1995, respectively.

   3. Income taxes

   Income tax expense (benefit) attributable to income from continuing operations consists of the following:

                                           1996        1995         1994
   Current
        Federal                        $ 25,157    $ 18,670    $  21,400
        State                             6,543       5,270        6,230
                                        -------     -------      -------
                                         31,700      23,940       27,630

   Deferred                              (2,052)     (5,610)        (400)
                                       $ 29,648    $ 18,330    $  27,230
                                        =======     =======      =======


   The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

                                           1996        1995         1994

   Statutory federal
        income tax rate                   35.0%       35.0%        35.0%
   State income taxes,
        net of federal tax benefit          5.1         5.2          5.2
   Foreign net operating
        losses                              1.7         0.4          0.5
   Other                                    0.1        (1.0)        (0.6)
                                           ----        ----         ----
   Actual provision                        41.9%       39.6%        40.1%
                                           ====        ====         ====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

                                           1996        1995

   Deferred tax assets:
    Accrued compensation
        and employee benefits          $  9,613    $  9,520
    Intangible assets                     1,176         569
    Inventories                             459         390
    Receivables                             852         855
    Domestic loss carryforwards           4,009       2,909
    Foreign loss carryforwards            3,781       1,595
    Other                                 1,068         540
                                        -------     -------
        Total deferred tax assests       20,958      16,378

   Deferred tax liabilities:
    Property, plant and equipment        11,855      11,969
    Other                                 1,222           -
                                        -------     -------
        Total deferred tax liabilities   13,077      11,969

   Valuation allowances:
    Domestic loss carryforwards             618         418
    Foreign loss carryforwards            1,694         474
                                        -------     -------
        Total valuation allowances        2,312         892

   Net deferred tax asset
     included in balance sheet         $  5,569    $  3,517
                                        =======     =======

   4. Litigation and contingent liabilities

   The Company is subject to various lawsuits and claims arising out of the normal course of business. Management believes that such lawsuits and claims will not materially affect the consolidated financial position of the Company.

   In November 1995, a judgment was issued against the Company for $8.4 million in connection with a patent infringement lawsuit. In February 1996, the judgment was settled for $5.7 million, which has been recorded in fiscal 1995. The settlement fully relieves the Company of all past and future obligations under this matter.

   5. Long-term obligations
                                            December 31
                                          1996        1995

   Note payable, 8%,
        due June 1996                  $      -    $  4,459
   Capital lease & other obligations,
        average interest 8% in 1996       1,420       1,510
   Television program
        contracts, due thru 1998          2,441       3,682
                                        -------     -------
                                          3,861       9,651
   Less current portion                   2,337       6,889
                                        -------     -------
                                       $  1,524    $  2,762
                                        =======     =======



   In addition, the Company has the rights to broadcast certain television programs during the years 1997-2001 under contracts aggregating $5,933.

   Rental expense for office facilities and equipment including noncancellable operating leases was $15,382, $10,548 and $6,821 in 1996, 1995 and 1994, respectively. Future minimum annual rental payments due under operating leases total $33,138 and are due as follows: 1997 - $5,694, 1998 - $4,119, 1999 - $3,207, 2000 - $3,003, 2001 - $2,470;
   thereafter $14,645.

   6. Stockholders' equity

   The Company purchases units of beneficial interest in the Journal Employees' Stock Trust (JESTA) for resale to its employees and for use in its Incentive Compensation Plans. Treasury stock activity is as follows:

                                  1996                      1995                        1994
                           Units        Amount      Units           Amount      Units          Amount

   Beginning balance      758,582     $ 27,549      291,249      $   9,797      366,574       $  12,031
   Purchases            1,380,440       50,504      699,608         25,488       52,500           1,834
   Sales                 (912,205)     (33,182)    (232,275)        (7,736)    (127,825)         (4,068)
                        ---------    ---------     --------      ---------     --------       ---------
     Ending balance     1,226,817     $ 44,871      758,582      $  27,549      291,249       $   9,797
                        =========    =========     ========      =========     ========       =========
    Gain on sales                     $    110                   $     616                    $     417
                                     =========                   =========                    =========


   7. Acquisitions

   On January 29, 1996, the Company acquired the business and substantially all of the assets of KMXZ-FM, KKHG-FM and KFFN-AM in Tucson, Ariz. The combined cash purchase price was approximately $16.2 million.

   On January 24, 1995, and February 1, 1995, the Company acquired the business and substantially all of the assets of KEZO-AM (renamed KOSR-AM), KEZO-FM and KKCD-FM in Omaha, Neb. The combined cash purchase price was approximately $12.7 million.

   On June 22, 1995, the Company acquired the business and substantially all of the assets of Mega Direct, a direct marketing company based in Clearwater, Fla., at a purchase price of approximately $8 million.

   The acquisitions were accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired businesses are included in the Company's consolidated financial statements from the dates of acquisition. Had the Tucson radio stations been acquired as of January 1, 1996, or had the Omaha radio stations and Mega Direct been acquired as of January 1, 1995, the effect of the acquisitions on the Company's consolidated results of operations, for each respective year, would not have been material.

   8. Merger charges

   On April 2, 1995, Journal Sentinel Inc. merged The Milwaukee Journal and the Milwaukee Sentinel into a morning newspaper called the Milwaukee Journal Sentinel. This resulted in a pretax charge of $17.5 million, which consisted of $11.3 million in termination benefits for approximately 250 employees and $6.2 million for other nonrecurring costs associated with the launch of the new newspaper. All charges were recorded in fiscal 1995.

   9. Discontinued operations

   Effective April 27, 1995, the Company sold substantially all the assets used in the business of its wholly owned subsidiary, Perry Printing Corporation ("Perry"). Perry was a heatset web offset printer of long-run catalogs and publications. The assets sold consisted of accounts receivable, inventories, fixtures, equipment and certain real estate.

   The Perry operations have been reflected as discontinued operations, and accordingly, prior period financial statements have been restated to reflect this treatment.

   Net revenues of discontinued operations were $45,946 and $116,967 in 1995 and 1994, respectively.

   The sale price was approximately $95 million, which included 115,000 shares of the buyer's preferred stock with a value of $11.5 million, plus the assumption of trade and other liabilities by the buyer. In 1995, the Company recorded an after tax gain on the sale of $14.9 million.

   10. Segment analysis

   Journal Communications Inc. is an employee-owned, diversified communications company with operations in 17 states and France. The Company's principal lines of business are publishing, broadcasting, printing, telecommunications and direct marketing. The Milwaukee Journal Sentinel and 76 paid and free periodicals are published. The broadcasting business consisted of nine radio and three television stations.

   The printing of short-run publications, periodicals, computer software documentation manuals, quality labels, and packaging and promotional materials are provided by the printing business. The telecommunications business provides a full range of services with one of the largest digital networks in the Midwest. Personalized direct marketing services are provided to merchandisers and manufacturers.

                                                      Sales                               Earnings
                                          1996        1995        1994         1996        1995       1994

   Publications                        $264,883    $ 267,148   $261,303    $ 33,940   $   16,020   $ 43,998
   Broadcast                             95,690       74,623     63,445      31,600       19,644     14,589
   Printing                             203,477      202,556    151,853      (3,374)       8,124      3,477
   Telecommunications                    45,351       39,977     35,974       9,627        9,429      9,023
   Direct marketing                      14,890       11,578      7,799       1,681       (2,652)    (1,487)
   Corporate & eliminations              (2,057)      (4,050)    (2,793)     (6,457)      (9,186)    (3,324)
                                        -------      -------    -------     -------      -------    -------
                                       $622,234    $ 591,832   $517,581    $ 67,017   $   41,379   $ 66,276
                                        -------      -------    -------
   Corporate - other income                                                   3,674        4,852      1,555
                                                                            -------      -------    -------
   Earnings from continuing operations
     before income taxes                                                   $ 70,691   $   46,231   $ 67,831
                                                                            =======      =======    =======

                      Identifiable total assets            Depreciation               Capital expenditures
                     1996        1995      1994       1996     1995       1994       1996     1995        1994

   Publications   $ 92,297   $ 94,106   $ 90,175   $ 6,510  $ 5,937    $ 5,393   $  8,264   $ 8,303   $  7,320
   Broadcast        77,763     66,843     52,268     3,233    2,961      2,811      2,837     3,641      4,310
   Printing        125,264    139,211    116,371    10,270    7,832      6,303      9,341    16,785     17,322
   Telecom-
    munications     58,943     55,216     61,172     7,473    7,446      7,265     12,341     2,612      6,404
   Direct
    marketing       16,127     19,471      9,214     1,070      829        629        594     1,594        923
   Corporate &
    eliminations   103,170     99,891     65,741       256      207        149        395       471        290
                   -------    -------    -------   -------  -------    -------    -------   -------    -------
                  $473,564   $474,738   $394,941   $28,812  $25,212    $22,550   $ 33,772   $33,406   $ 36,569
                   =======    =======    =======   =======  =======    =======    =======   =======    =======

                Report of Ernst & Young LLP, Independent Auditors



   The Board of Directors and Stockholders
   Journal Communications Inc.

   We have audited the accompanying consolidated balance sheets of Journal Communications Inc. as of December 31, 1996 and 1995, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                      ERNST & YOUNG LLP

                                                     Milwaukee, Wisconsin
                                                       February 3, 1997