Form 10-K405/A, Exhibit 13
period 1997-12-31
JOURNAL COMMUNICATIONS INC
filed 1998-04-08
CIK 54056

THIS DOCUMENT IS A COPY OF THE ANNUAL REPORT
                 FILED ON MARCH 31, 1998 PURSUANT TO A RULE 201
                         TEMPORARY HARDSHIP EXEMPTION

                                                                    Exhibit 13

   [Pages 18-19]

   Ten Years in Review
     (Dollars in thousands except
     for per share amounts)         1997            1996           1995          1994          1993         1992

   Earnings and Dividends
     Earnings from continuing
       operations before
       income taxes 5            $  95,939      $   70,691     $   46,231 4  $   67,831      $  67,498    $  62,670
     Net earnings                   56,211          41,043         44,213        43,867         44,204       41,631
     Earnings for option price      51,464          41,043         43,149        43,867         44,204       41,631
     Dividends                      30,243          28,563         29,156        26,699         25,156       25,244
     Earnings retained              25,968          12,480         15,057        17,168         19,048       16,387

   Per Share
     Net earnings                $    4.10      $     3.13     $     3.18    $     3.13      $    3.16    $    2.97
     Earnings for option price        3.76            3.13           3.10          3.13           3.16         2.97
     Dividends                        2.20            2.20           2.10          1.90           1.80         1.80
     Book value                      29.76           27.41          26.85         26.04          24.76        23.40
     Unit option price               43.38           37.15          36.24         35.40          34.64        33.60

   Net revenue 5
     Publications                $ 286,080      $  264,883     $  267,148    $  261,303      $ 244,529    $ 238,386
     Broadcast                     101,889          95,690         74,623        63,445         54,851       52,891
     Printing                      215,581         203,477        202,556       151,853        126,401       68,372
     Telecommunications             60,751          45,351         39,977        35,974         32,411       31,256
     Direct marketing               12,103          14,890         11,578         7,799           -            -
     Eliminations                   (1,867)         (2,057)        (4,050)       (2,793)        (3,501)      (1,814)
                                 ---------      ----------     ----------    ----------      ---------    ---------
       Total net revenue         $ 674,537      $  622,234     $  591,832    $  517,581      $ 454,691    $ 389,091

   Operating Expenses 5
     Payroll                     $ 192,060      $  181,123     $  169,198    $  158,450      $ 137,580    $ 117,815
     Materials and
      component services           178,527         171,958        172,381       117,320         99,170       75,685
     Depreciation and
      amortization                  40,350          37,635         34,413        29,779         28,335       25,585
     Other services                183,964         164,501        174,461       145,756        123,675      109,721
                                 ---------      ----------     ----------    ----------      ---------    ---------
       Total operating
         expenses                $ 594,901 8    $  555,217 7   $  550,453 6  $  451,305 3    $ 388,760 2  $ 328,806 1

   Invested Capital
     Property and equipment 5    $ 173,312      $  163,693     $  160,433    $  149,687      $ 135,716    $ 124,107
     Net working capital           113,708          89,980        111,116       107,675        100,780       95,774
     Long-term obligations           1,112           1,524          2,762         2,947          3,609        2,251
     Stockholders' equity          412,739         361,030        366,330       367,429        347,447      328,230
     Total assets                  548,774         473,564        474,738       461,416        437,429      409,863
     Return on stockholders'
      equity                          15.6%           11.2%          12.0%         12.6%          13.5%        13.4%
     Return on total assets           11.9%            8.6%           9.6%         10.0%          10.8%        10.7%

     (continued)


     (Dollars in thousands except                                                                  average annual
     for per share amounts)         1991            1990           1989          1988              compound % increase

   Earnings and Dividends
     Earnings from continuing
       operations before
       income taxes 5            $  55,458      $   48,992     $   69,668    $  61,901                  4.99%
     Net earnings                   40,035          41,113         54,988       49,633                  1.39
     Earnings for option
      price                         40,626          49,443         54,988       51,745                  0.92
     Dividends                      25,358          24,192         24,374       21,496                  3.87
     Earnings retained              14,677          16,921         30,614       28,137                 -0.89

   Per Share
     Net earnings                $    2.84      $     2.89     $     3.83    $    3.46                  1.90%
     Earnings for option price        2.88            3.47           3.83         3.61                  1.42
     Dividends                        1.80            1.70           1.70         1.50                  4.35
     Book value                      22.11           21.54          20.08        18.14                  5.65
     Unit option price               32.60           31.48          29.66        26.65                  5.56

   Net revenue 5
     Publications                $ 232,756      $  235,853     $  232,371    $ 222,209                  2.85%
     Broadcast                      52,088          56,456         54,087       52,744                  7.59
     Printing                       60,161          57,852         55,301       51,427                 17.26
     Telecommunications             15,398          12,414         11,429       11,342                 20.50
     Direct marketing                  -               -              -            -                    N.A.
     Eliminations                   (1,631)         (1,462)        (1,608)        (904)                 N.A.
                                 ---------      ----------     ----------    ---------                 -----
       Total net revenue         $ 358,772      $  361,113     $  351,580    $ 336,782                  8.02%

   Operating Expenses 5
     Payroll                     $ 105,151      $  102,463     $  98,161     $  94,787                  8.16%
     Materials and component
      services                      77,576          80,318        81,008        79,835                  9.35
     Depreciation and
      amortization                  24,301          20,442        19,536        19,884                  8.18
     Other services                101,884         103,084        90,756        84,477                  9.03
                                 ---------      ----------     ---------     ---------                 -----
       Total operating
        expenses                 $ 308,912      $  306,307     $ 289,461     $ 278,983                  8.78%

   Invested Capital
     Property and equipment 5    $ 121,665      $  83,154      $  76,746     $  74,789                  9.79%
     Net working capital            93,847        128,859        125,841       106,805                  0.70
     Long-term obligations           1,369            608          1,808         2,583                  N.A.
     Stockholders' equity          311,772        306,793        288,036       206,002                  5.26
     Total assets                  389,958        401,371        364,860       335,395                  5.62
     Return on stockholders'
      equity                          13.1%          14.3%          21.1%         21.4%
     Return on total assets           10.0%          11.3%          16.4%         16.1%

       1)  Includes full year of NorLight and IPC since Oct. 6.
       2)  Includes full year of IPC, and Nordoc Software Services since Feb. 28.
       3)  Includes full year of PrimeNet DataSystems.
       4)  Does not include gain on sale of Perry Printing Corp. of $14,941 or $1.07 per share in 1995.
       5)  Figures prior to 1996 have been restated to exclude the discontinued operations of Perry Printing Corp.
       6)  Includes Omaha radio stations since Jan. 24 and Mega Direct since June 22.
       7)  Includes Tucson radio stations since Jan. 29.
       8)  Includes Knoxville radio stations since June 30, CNI since Oct. 1, and Kansas City radio station until June 30.

   [Pages 20-22]

   Management Discussion and Analysis

     Consolidated

     Revenue from continuing operations was $674.5 million in 1997 compared with $622.2 million in 1996, an 8.4% increase. In 1995, revenue from continuing operations was $591.8 million. Earnings from continuing operations before income taxes increased 35.7% to $95.9 million in 1997. 1996 earnings before income taxes were $70.7 million, an increase from $46.2 million in 1995. Pretax earnings in 1995 were affected by the one-time newspaper merger charges of $17.5 million and the Webcraft lawsuit settlement of $5.7 million.

     During 1997, continued improvement in advertising market share and the benefit of the Green Bay Packers winning Super Bowl XXXI were factors in helping the broadcast and publication segments increase advertising revenue and operating profits. In addition, the publications segment experienced improved earnings from a reduction in newsprint costs. The printing segment returned to profitability in 1997 after a $6.9 million loss in 1996. Revenue and earnings growth was achieved in the telecommunications segment by effectively selling additional redundant SONET ring capacity built in 1997 and 1996. The direct marketing segment experienced decreased sales and earnings in 1997.

    Publications

     The publications segment includes daily and weekly newspapers, shoppers and specialty publications.

     Revenue was $286.1 million in 1997, up 8% compared with 1996 and 7.1% better than 1995. 1996 and 1995 revenues for this segment were $264.9 million and $267.1 million, respectively. In 1997, pretax earnings were $40.7 million, a 28.4% increase over 1996. Earnings in 1996 and 1995 were $31.7 million and $15.1 million, respectively. Pretax earnings in 1995 included $17.5 million of newspaper merger charges.

     Journal Sentinel Inc. is the largest company in the publications segment. Total revenue in 1997 increased 7.4% to $225.1 million from $209.5 million in 1996. Compared to 1995, 1997 revenue increased 6.1%. In 1997, earnings before taxes increased 29.8% over 1996. The 1997 pretax earnings increased 41.5% over 1995 pretax earnings, excluding $17.5 million of merger charges.

     The dramatic growth in 1997 pretax earnings is the result of lower newsprint price (per ton) compared to 1996 and 1995 and substantial growth in advertising revenue. Newsprint costs in 1998 are expected to be higher than they were in 1997.

     Advertising revenue was $171.4 million in 1997 compared to $155.9 million in 1996 and 1995. This is an increase of 9.9% over the past two years. Classified, retail ROP (run of press) and preprints and general ROP all reported revenue increases in 1997 over 1996. General preprints showed a slight decrease over last year. Classified revenue accounted for $10.4 million of the revenue increase in 1997 over 1996. The majority of the classified increase was from employment advertising.

     Circulation revenue totaled $51.1 million, a decrease of $0.1million, from 1996 and a $2 million decrease from 1995. The reasons for the decline in 1997 were a slight decrease in daily revenue and the elimination of
   Badger Plus. Sunday Journal Sentinel revenue showed a slight   increase
   over 1996. Packer Plus circulation revenue topped the one million dollar mark in 1997.

     Add Inc. is the other operation in the publications segment. Its 1997 revenue was $61 million, a 10.1% increase compared with 1996 revenue of $55.4 million. In 1995, revenue was $54.9 million. Pretax earnings in 1997 showed an 11.3% increase from the prior year as a result of the contribution from the acquisition of Community Newspapers Inc. (CNI) and significant improvements in the Southern Ohio group. In 1997, revenue from the Florida, Southeastern Wisconsin, Ohio and Vermont operations increased by $2 million while revenue for the Central Wisconsin and Pennsylvania operations decreased by $0.5 million. During 1997, the Ohio and Southeastern Wisconsin operations showed improvement in earnings over the previous year while those in Florida and Connecticut showed declines.

   Broadcast

     In 1997, revenue was $101.9 million, a 6.5% increase over 1996 revenue of $95.7 million and 36.5% greater than 1995 revenue of $74.6 million. The 1997 revenue increase was due to excellent audience ratings at our broadcast stations, radio station acquisitions in Omaha and Knoxville and the popularity and success of the Green Bay Packers. The broadcast division acquired one additional radio station in Omaha and exchanged the radio station in Kansas City (KQRC-FM) for two stations in Knoxville (WWST-FM and WMYU-FM) in 1997. The Company reported a pretax gain on the trade of KQRC of $7.8 million. Pretax earnings in 1997 increased 30.2% over 1996. Excluding the gain on the exchange of KQRC, pretax earnings increased 3.5% over 1996 and 71.9% over 1995.

     In 1997, the Company's television stations accounted for 64.9% of the division's revenue and 67.9% of its pretax earnings. Revenue and pretax earnings were up for the Las Vegas television station over last year. The Milwaukee and Lansing television stations reported flat to lower revenue and pretax earnings over last year.

     The Company's radio stations' pretax earnings increased 20.3% to $7.1 million in 1997 compared with $5.9 million in 1996.

    Printing

     The 1997 revenue for NorthStar Print Group Inc. was $57.6 million, a 4% increase from the prior year's revenue of $55.4 million and a 6.8% increase from 1995. NorthStar increased pretax earnings to $2.4 million from pretax earnings of $1.4 million in 1996. In 1995, NorthStar incurred a loss before taxes of $0.5 million. Revenue increased at the Green Bay and Norway / Watertown operations while revenue was flat at the Milwaukee operation. All locations showed improved operating productivity.

     IPC Communication Services' (IPC) revenue increased 6.7% to $127.1 million in 1997. In 1996 and 1995, revenue was $119.2 million and $122 million, respectively. In 1997, IPC had a pretax loss of $7.4 million which is $5.7 million less than the loss in 1996. IPC had pretax earnings of $3.2 million in 1995.

     The printing plants of Add Inc. had revenue of $30.9 million in 1997, a 6.8% increase over 1996 revenue of $28.9 million and 16.1% over 1995 revenue of $26.6 million. In 1997, pretax earnings increased by 14.3% to $5.5 million from 1996. Pretax earnings increased 52.6% in 1996 compared with 1995.

   Telecommunications

     In 1997, revenue for Norlight Telecommunications Inc. was $60.8 million, a 34% increase over the prior year's revenue of $45.4 million. Revenue was $40 million in 1995. Pretax earnings at Norlight increased 37.5% in 1997 compared with 1996 and 37% compared with 1995. Both revenue and pretax earnings growth were the result of effectively selling additional capacity available as a consequence of the major network expansion (redundant SONET ring capacity) embarked upon in 1996 and completed in 1997. In 1997, Norlight entered into a definitive agreement to sell a small segment of the business targeting small business and residential long distance service customers. In 1997, Norlight recorded a $1.7 million reserve for the pretax loss on the sale of its residential and small-business long distance operation in Duluth.

   Direct Marketing

     PrimeNet Marketing Services' St. Paul division had a decrease in revenue of 23.4% in 1997 to $4.9 million, down from $6.4 million in 1996. Revenue was $6.9 million in 1995. The Company's 1997 pretax loss of $1.3 million compares with losses of $0.2 million and $3.4 million in 1996 and 1995, respectively. The decreased revenue and increased losses in 1997 primarily reflect the loss of PrimeNet's largest customer.

     Mega Direct had revenue of $7.2 million in 1997 compared with $8.5 million in 1996. Pretax earnings were breakeven in 1997 compared with earnings of $1.5 million and $0.6 million in 1996 and 1995, respectively. Mega Direct was strategically realigned under the management of PrimeNet Marketing Services in early 1997.

    Newspaper Merger Charges

     On April 1, 1995, Journal Sentinel Inc. merged The Milwaukee Journal and the Milwaukee Sentinel into a morning newspaper called the Milwaukee Journal Sentinel. The merger of the newspapers resulted in a pretax charge of $17.5 million recorded in full in 1995. The charge consisted of $11.3 million in termination benefits for approximately 250 full-time employees and $6.2 million for non-recurring start-up costs of the new newspaper.

    Other Income and Expense

     Dividends and interest income were $6.2 million, an increase from $3.4 million in 1996. The increase in 1997 was the result of an increase in short-term investments. This amount was $4.8 million in 1995.

    Income Taxes

     Income taxes were 41.4% of pre-tax earnings in 1997, 41.9% in 1996 and 39.6% in 1995. Changes in the effective tax rate are a result of state income taxes, valuation allowances on foreign net operating losses and permanent tax differences. Permanent tax differences exist for goodwill amortization for acquisitions before 1993.

    Earnings from Continuing Operations

     In 1997, earnings from continuing operations of $56.2 million or $4.10 per share were $15.2 million or $0.97 per share more than in 1996. The merger charges and Webcraft settlement reduced 1995 earnings by $1.00 per share. Excluding the merger charges and the Webcraft settlement, earnings per share from continuing operations were $3.01 in 1995.

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

     Net revenues were $45.9 million in 1995. Earnings from discontinued operations were $1.4 million during the same year.

     The aggregate sale price was approximately $95 million plus the assumption of trade and other liabilities. Payment was made by the issuance of 115,000 shares of the buyer's preferred stock with a value of $11.5 million and the balance of the payment in cash.

     Proceeds were used in 1995 to fund the Add Inc. and the Journal Broadcast Group acquisitions, the Journal Sentinel merger charges and increase the Company's cash reserves.

    Net Earnings

     Net earnings for 1997 were $56.2 million or $4.10 per share, compared with net earnings of $41 million or $3.13 per share in 1996. In 1995, net earnings for the year were $44.2 million or $3.18 per share.

    Liquidity and Capital Resources

     Cash provided by operations, which is a significant source of the Company's liquidity, totaled $109.2 million, $94.8 million and $43.2 million in 1997, 1996 and 1995, respectively.

     Principal uses of cash for investing purposes during this period were for property and equipment expenditures and acquisitions. Capital expenditures for property and equipment totaled $39.4 million in 1997, $33.8 million in 1996 and $33.4 million in 1995. The Company also has continued to be active in acquiring other businesses. Cash used for acquisitions was $21.1 million, $17 million and $22.8 million in 1997, 1996 and 1995, respectively. In January 1998, the Company acquired two additional radio stations in Omaha, Neb. The cash purchase price was approximately $5.5 million.

     Cash provided by discontinued operations was $82.8 million in 1995.

     Cash used in financing activities totaled $4.5 million, $52.8 million and $46.5 million in 1997, 1996 and 1995, respectively. Dividends paid during 1997 were $30.2 million or $2.20 per share, compared with $28.6 million ($2.20 per share) in 1996 and $29.2 million ($2.10 per share) in 1995. Additionally, the net sales of treasury stock totaled $26.3 million in 1997. In 1996 and 1995, the Company had net purchases of treasury stock of $17.2 million and $17.1 million.

     Net working capital at the end of 1997 increased to $113.7 million compared with $90 million at the end of 1996. Commitments for television programs not yet produced as of December 31, 1997, were $10.8 million. The Company has traditionally not used debt as a source of funds.

    Impact of Year 2000 Issue

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in normal business activities.

     The Company has determined that it will be required to modify or replace some of its manufacturing, process control, information and technology systems in order to function properly with respect to dates in the year 2000 and thereafter. All project costs, outside of costs for new systems, will be expensed as incurred. The Company presently believes that with modifications and conversions to new systems, the Year 2000 Issue will not have a material effect on the results of operations.

    Effect of Inflation

     The Company's results of operations and financial condition have not been significantly affected by general inflation. The Company has reduced the effect of rising costs through improvements in productivity, cost containment programs and, where the competitive environment exists, increased selling prices. See the publications section for discussion of the impact of newsprint costs.

   [Pages 23-31]

    Consolidated Balance Sheets

     December 31 (Dollars in thousands,
     except share and per share amounts)               1997          1996

   ASSETS
    Current assets:
     Cash                                           $    6,753    $  12,383
     Short-term investments (Note 1)                   104,249       52,900
     Receivables, net (Note 1)                          98,366       93,915
     Inventories (Note 1)                               23,665       27,678
     Prepaid expenses                                   10,355       10,301
     Deferred income taxes (Note 3)                      5,111        3,813
                                                     ---------    ---------
      Total current assets                             248,499      200,990

   Property and equipment, at cost:
     Land and land improvements                         12,406       11,488
     Buildings                                          57,025       54,232
     Equipment                                         349,674      327,033
                                                     ---------    ---------
                                                       419,105      392,753
   Less accumulated depreciation                       245,793      229,060
                                                     ---------    ---------
   Net property and equipment                          173,312      163,693
   Goodwill (Note 1)                                    51,680       36,147
   Other intangible assets, net (Note 1)                43,008       38,456
   Corporate life insurance investment pool             19,630       18,193
   Deferred income taxes (Note 3)                         -           1,756
   Other assets (Note 9)                                12,645       14,329
                                                     ---------    ---------
       Total assets                                 $  548,774    $ 473,564
                                                     =========    =========
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Current liabilities:
     Accounts payable                               $   54,765    $  38,685
     Accrued compensation                               23,850       24,169
     Deferred revenue                                   17,418       13,877
     Accrued employee benefits (Note 2)                 25,249       23,798
     Other current liabilities                          11,953        8,144
     Current portion of long-term obligations            1,556        2,337
       Total current liabilities                       134,791      111,010
   Long-term obligations (Note 5)                        1,112        1,524
   Deferred income taxes (Note 3)                          132        -

   Stockholders' equity (Note 6):
     Common stock, $0.25 par value;
      authorized and issued 14,400,000
      shares                                             3,600        3,600
     Retained earnings                                 430,553      402,301
     Treasury stock, at cost (Note 6)                  (21,414)     (44,871)
                                                     ---------    ---------
       Total stockholders' equity                      412,739      361,030
                                                     ---------    ---------
       Total liabilities and stockholders'
        equity                                      $  548,774    $ 473,564
                                                     =========    =========

     See accompanying notes.

   Consolidated Statements of Earnings
     Years ended December 31
     (Dollars in thousands, except
      per share amounts)                 1997          1996          1995

   Continuing operations
   Operating revenue:
     Publications
       Advertising                    $  230,862    $  210,244    $  208,857
       Circulation                        52,681        52,290        54,500
       Other                               2,537         2,349         3,791
     Broadcast                           101,889        95,690        74,623
     Printing                            215,581       203,477       202,556
     Telecommunications                   60,751        45,351        39,977
     Direct marketing                     12,103        14,890        11,578
     Eliminations                         (1,867)       (2,057)       (4,050)
                                         -------       -------       -------
       Total operating revenue           674,537       622,234       591,832

   Operating costs and expenses:
     Cost of sales                       376,341       358,588       346,144
     Selling and administrative
      expenses                           218,560       196,629       181,091
     Merger and litigation charges
      (Notes 4 & 8)                           -             -         23,218
                                         -------       -------       -------
       Total operating costs
        and expenses                     594,901       555,217       550,453

   Operating earnings                     79,636        67,017        41,379
   Other income:
     Dividends and interest, net           6,246         3,366         4,806
     Gain on sale of assets,
      net (Note 7)                        10,057           308            46
                                         -------       -------       -------
       Total other income                 16,303         3,674         4,852
                                         -------       -------       -------

   Earnings from continuing
    operations before income
    taxes                                 95,939        70,691        46,231

   Provision for income taxes
    (Note 3)                              39,728        29,648        18,330
                                         -------       -------       -------
   Earnings from continuing
    operations                            56,211        41,043        27,901
                                         -------       -------       -------
   Discontinued operations
    (Note 9):

     Earnings, net of
     applicable income taxes
      of $915                              -               -           1,371

     Gain on sale, net of
     applicable income taxes
     of $9,960                             -               -          14,941
                                         -------       -------       -------
   Net earnings                       $   56,211    $   41,043    $   44,213
                                         =======       =======       =======

   Earnings per share
    (Note 1):

     Continuing operations            $     4.10    $     3.13    $     2.01
     Discontinued operations                -             -             1.17
                                         -------       -------       -------
       Net earnings per share         $     4.10    $     3.13    $     3.18
                                         =======       =======       =======

    See accompanying notes.

   Consolidated Statements of Cash Flows
     Years ended December 31
     (Dollars in thousands)              1997          1996          1995

   Cash flow from operating
    activities:
     Earnings from continuing
       operations                     $  56,211     $  41,043     $  27,901
     Adjustments for non-cash
      items:
       Depreciation and
        amortization                     40,350        37,635        34,413
       Deferred income taxes                590        (2,052)       (5,610)
       Net gain from sales
        of assets                       (10,057)         (308)          (46)
       Change in:
           Receivables                   (5,307)        1,250       (15,892)
           Inventories                    4,268         3,610        (5,414)
           Accounts payable              16,887         5,018         7,814
           Other current assets
            and liabilities of
            continuing operations         6,259         8,638            22
                                        -------       -------       -------
   Net cash provided by
    operating activities                109,201        94,834        43,188

   Cash flow from investing
    activities:
     Proceeds from sales of assets        3,676         5,937         1,031
     Property and equipment
      expenditures                      (39,401)      (33,772)      (33,406)
     Net (increase) decrease
      in short-term investments         (51,349)        8,462       (22,398)
     Assets of businesses
      acquired                          (21,063)      (17,000)      (22,773)
     Other - net                         (2,215)       (3,421)       (4,748)
                                        -------       -------       -------
   Net cash used for
    investing activities               (110,352)      (39,794)      (82,294)

   Net cash provided by
    discontinued operations
    (Note 9)                               -             -           82,831

   Cash flow from financing
    activities:
     Net decrease in long-term
       obligations                         (506)       (7,015)         (185)
     Net (purchases) sales of
       treasury stock                    26,270       (17,212)       (17,136)
     Cash dividends                     (30,243)      (28,563)       (29,156)
                                        -------       -------        -------
   Net cash used for
    financing activities                 (4,479)      (52,790)       (46,477)

   Net increase (decrease)
    in cash                              (5,630)        2,250         (2,752)
   Cash at beginning of year             12,383        10,133         12,885
                                        -------       -------        -------
   Cash at end of year                $   6,753     $  12,383     $   10,133
                                        =======       =======        =======
   Cash paid for income taxes         $  38,930     $  23,753     $   47,557
                                        =======       =======        =======

     See accompanying notes.

   Consolidated Statements of
    Retained Earnings
     Years ended December 31
     (Dollars in thousands,
     except per share amounts)           1997          1996          1995

     Balance at beginning of year     $  402,301    $  390,279    $  373,626
     Net earnings                         56,211        41,043        44,213
     Cash dividends
      (per share, 1997 - $2.20,
      1996 - $2.20, 1995 - $2.10)        (30,243)      (28,563)      (29,156)
     Treasury stock transactions
      (Note 6)                             2,813           110           616
     Currency translation adjustment        (529)         (568)          980
                                      ----------    ----------    ----------
    Balance at end of year            $  430,553    $  402,301    $  390,279
                                      ==========    ==========    ==========

   See accompanying notes.

   Notes to Consolidated Financial Statements

   December 31, 1997, 1996 and 1995 (Dollars in thousands, except share and per share amounts)

   1.  Principal accounting policies

   Basis of consolidation - The consolidated financial statements include the accounts of Journal Communications Inc. and its wholly owned subsidiaries
   (collectively, the Company).   All significant intercompany balances and
   transactions have been eliminated.

   Foreign currency translation - The Company's foreign subsidiary uses the local currency as its functional currency. Accordingly, assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates while income and expense items are translated at the average exchange rates for the year. Resulting translation adjustments are reflected in retained earnings.

   Earnings per share - The Company has adopted Statement of Financial Accounting Standard (SFAS) No. 128, "Earnings Per Share." SFAS No. 128 had no impact on the earnings per share calculation in any period presented. Earnings per share are based on each period's weighted average shares outstanding, which were 13,701,866, 13,102,684 and 13,918,226 in
   1997, 1996 and 1995, respectively.

   Short-term investments - Short-term investments are stated at cost, which approximates market value. Short-term investments at December 31 consisted of the following:

                                         1997          1996

     Commercial Paper                 $  99,074     $  48,900
     Bank Certificates of Deposit
       with Maturities of one year or
       less                               5,175         4,000
                                      ---------     ---------
                                      $ 104,249     $  52,900
                                      =========     =========

   Receivables - Allowance for doubtful accounts at December 31, 1997 and 1996 was $3,444 and $3,242, respectively.

   Inventories - Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

                                         1997          1996

     Paper and Supplies               $  13,453     $  16,596
     Work in Process                      4,242         4,754
     Finished Goods                       5,970         6,328
                                      ---------     ---------
                                      $  23,665     $  27,678
                                      =========     =========

   Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is computed principally using the straight-line method.

   Goodwill - Goodwill resulting from acquisitions subsequent to November 1, 1970, is amortized on a straight-line basis over 40 years. Goodwill prior to November 1, 1970, is amortized when it is determined that such intangible assets have a limited useful life. At December 31, 1997, $3,095 of goodwill was not being amortized. Accumulated amortization at December 31, 1997 and 1996 was $10,527 and $9,942, respectively.

   Other intangible assets - Identifiable intangible assets resulting from acquisitions are amortized on a straight-line basis for periods up to 30 years. Accumulated amortization relating to other intangible assets at December 31, 1997 and 1996 was $29,917 and $26,089, respectively. Other intangible assets also include the costs of television program contracts, recorded under the gross method, which are deferred and amortized over the estimated number of runs of the related programs.

   Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   New accounting standards - In June, 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which establishes the standards for reporting and displaying comprehensive income and its components. Also issued was SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. Both statements are effective for fiscal years beginning after December 15, 1997. The adoption of the new accounting standards will not affect the Company's results of operations or financial position, but may affect the disclosure of financial information.

   2.  Employee benefit plans

   The Company has a defined benefit pension plan covering the majority of its employees. The plan provides benefits based on compensation, years of service and date of birth. The Company's policy is to fund the plan in amounts that comply with contribution limits imposed by law.

   Net pension cost for the defined benefit plan includes the following components:

                                      1997          1996          1995

   Service cost   $                   2,647         $  2,600      $  2,068
   Interest on projected
     benefit obligation               6,391            6,023         6,015
   Return on plan assets -
     gain                           (10,183)          (8,434)      (10,644)
   Costs related to enhanced
     pension benefits                 1,603              -           4,000
   Net amortization and deferral      4,018            2,539         4,860
                                      -----         --------      --------
   Net pension cost                  $4,476         $  2,728      $  6,299
                                      =====         ========      ========

   Actuarial assumptions used to project the benefit obligations and the net pension cost were:

                                       1997           1996          1995

   Discount rate                      7.25%            7.75%         7.50%
   Rate of increase in compensation
     levels                           4.50%            5.00%         5.00%
   Expected long-term rate of
     return on plan assets            9.50%            9.50%         9.50%


   The assets of the plan consist primarily of listed stocks and government and other bonds. The funded status of the plan at December 31 was as follows:

                                                      1997          1996

   Actuarial present value of benefit
   obligations:
     Vested benefits                                $71,066       $  67,259
     Nonvested benefits                               4,444           2,938
                                                    -------       ---------
   Accumulated benefit obligation                    75,510          70,197
   Effect of projected
     compensation levels                             13,067          13,192
                                                    -------       ---------
   Projected benefit obligation                      88,577          83,389
   Less: plan assets at fair value                   75,560          68,590
                                                    -------       ---------
   Projected benefit obligation
     in excess of plan assets                        13,017          14,799

   Unrecognized:
     Transition asset                                   706             943
     Prior service cost                              (2,290)         (2,544)
     Loss                                              (357)         (2,892)
                                                    -------       ---------
     Accrued pension liability                      $11,076       $  10,306
                                                    =======       =========

   The Journal Communications Inc. Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 19% of their eligible wages, up to the IRS limit, on a pretax basis. In addition, employees can contribute up to 10% of their eligible wages after taxes. The maximum combined total contributed may not exceed 19%. Each employee who elects to participate is eligible to receive company matching contributions. The Company will contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. Company matching contributions were $2,271, $2,071 and $1,952 in 1997, 1996 and 1995, respectively. The
   Company made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the Company's defined benefit pension plan of $673, $731, and $214 in 1997, 1996 and 1995, respectively.

   In addition, the Company provides health benefits to certain retirees and their eligible spouses. The majority of the plan costs are covered by the Company. It is the Company's policy to fund the plan as claims are incurred. The Company has elected to amortize the unfunded obligation of $25,324 at January 1, 1993 over a period of 20 years.

   Postretirement benefit expense includes the following components:

                                       1997           1996         1995

   Service cost                       $    476      $    496      $    433
   Interest cost on accumulated
     postretirement benefit
     obligation                          2,055         2,051         2,067
   Amortization of transition
     obligation                          1,110         1,110         1,139
   One time recognition of costs
     related to newspaper merger          -              -           2,092
                                      --------      --------      --------
   Postretirement benefit expense     $  3,641      $  3,657      $  5,731
                                      ========      ========      ========

   The funded status of the plans on an aggregate basis at December 31 was as follows:

                                           1997       1996

   Accumulated postretirement benefit
   obligation:
     Retirees                         $  20,337     $  19,465
   Fully eligible participants            1,541         1,463
   Other active participants              7,399         6,729
                                      ---------     ---------
   Total accumulated postretirement
     benefit obligation                  29,277        27,657
   Unrecognized actuarial loss             (794)         (340)
   Less:  Unrecognized transition
     obligation                          16,651        17,761
                                      ---------     ---------
   Accrued postretirement benefit
     cost liability                   $  11,832      $  9,556
                                      =========     =========

   The assumed health care cost trend rates used in measuring the accumulated postretirement benefit obligation (APBO) for retirees for 1998 are 6.5% grading down to 5% in 2001 and thereafter, and for 1997 were 7% grading down to 5% in 2001 and thereafter. The benefit cost trend rates have a significant effect on the amounts reported. The impact of a 1% increase in the health care cost trend rates would have increased the APBO 6.8% at December 31, 1997, and would have increased the aggregate service cost and interest cost components of the postretirement benefit expense by 8.5%. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 7.75% for 1997 and 1996, respectively.

   3.  Income taxes

   Income tax expense (benefit) attributable to income from continuing operations consists of the following:

                                      1997            1996          1995
   Current:
     Federal                          $  31,127     $  25,157     $  18,670
     State                                8,011         6,543         5,270
                                      ---------     ---------     ---------
                                         39,138        31,700        23,940
   Deferred                                 590        (2,052)       (5,610)
                                      ---------     ---------     ---------
                                      $  39,728     $  29,648     $  18,330
                                      =========     =========     =========

   The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

                                      1997          1996          1995

   Statutory federal income tax
     rate                             35.0%         35.0%         35.0%
   State income taxes, net of
     federal tax benefit               5.0           5.1           5.2
   Foreign net operating losses        0.9           1.7           0.4
   Other                               0.5           0.1          (1.0)
                                      ----          ----          ----
   Actual provision                   41.4%         41.9%         39.6%
                                      ====          ====          ====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

                                         1997            1996
   Deferred tax assets:
     Accrued compensation and
       employee benefits              $  10,450        $9,613
     Intangible assets                     -            1,176
     Inventories                            865           459
     Receivables                            997           852
     Domestic loss carryforwards          4,590         4,009
     Foreign loss carryforwards           4,088         3,781
     Other                                2,105         1,068
                                         ------       -------
   Total deferred tax assets             23,095        20,958

   Deferred tax liabilities:
     Property and equipment              12,180        11,855
   Intangible assets                      1,374           -
   Other                                  1,468         1,222
                                         ------       -------
   Total deferred tax liabilities        15,022        13,077

   Valuation allowances:
     Domestic loss carryforwards            551           618
     Foreign loss carryforwards           2,543         1,694
                                         ------       -------
     Total valuation allowances           3,094         2,312

   Net deferred tax asset included
   in balance sheet                      $4,979     $   5,569
                                         ======       =======

   4.  Litigation and contingent liabilities

   The Company is subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. Management believes that such unresolved legal actions and claims will not materially affect the consolidated financial position of the Company. The Company periodically re-evaluates its exposure on such claims and makes adjustments to its reserves as appropriate.

   In November 1995, a judgment was issued against the Company for $8.4 million in connection with a patent infringement lawsuit. In February 1996, the judgment was settled for $5.7 million, which has been recorded in fiscal 1995. The settlement fully relieves the Company of all past and future obligations under this matter.

   5.  Long-term obligations

   December 31                                      1997             1996
   Capital lease & other obligations,
     average interest 8% in 1997                    $  1,500         1,420
   Television program contracts,
     due thru 1998                                     1,168         2,441
                                                      ------        ------
                                                       2,668         3,861
   Less current portion                                1,556         2,337
                                                      ------        ------
                                                    $  1,112      $  1,524
                                                      ======        ======

   In addition, the Company has the rights to broadcast certain television programs during the years 1998-2002 under contracts aggregating $10,818. Rental expense for office facilities and equipment including noncancellable operating leases was $18,926, $15,382 and $10,548 in 1997, 1996 and 1995, respectively. Future minimum annual rental payments due under operating leases total $50,109 and are due as follows: 1998 - $8,190; 1999 - $7,559; 2000 - $7,378; 2001 - $6,630; 2002 - $5,871;
   thereafter $14,481.

   6.  Stockholders' equity

   The Company purchases units of beneficial interest in the Journal Employees' Stock Trust (JESTA) for resale to its employees and for use in its Incentive Compensation Plans. Treasury stock activity is as follows:

                                            1997                       1996                        1995
                               Units        Amount      Units           Amount        Units        Amount

   Beginning balance          1,226,817     $44,871       758,582      $ 27,549       291,249      $ 9,797
   Purchases                  1,220,001      47,496     1,380,440        50,504       699,608       25,488
   Sales                     (1,915,821)    (70,953)     (912,205)      (33,182)     (232,275)      (7,736)
                              ---------     -------     ---------       -------      --------      -------
   Ending balance               530,997     $21,414     1,226,817      $ 44,871       758,582      $27,549
                              =========     =======     =========       =======      ========      =======
   Gain on sales                            $ 2,813                    $    110                    $   616
                                            =======                     =======                    =======


   7.  Sales and acquisitions

   On June 30, 1997, the Company acquired the business and substantially all of the assets of WWST-FM and WMYU-FM in Knoxville, Tenn., in exchange for the business and substantially all of the assets of KQRC-FM in Kansas City, Mo. The Company reported a pretax gain on the sale of KQRC of approximately $7.8 million.

   On October 1, 1997, the Company acquired the stock of Community Newspapers Inc. (CNI), a group of weekly newspapers and free-distribution publications in metropolitan Milwaukee, Wis. The cash purchase price was approximately $13.3 million.

   On January 29, 1996, the Company acquired the business and substantially all of the assets of KMXZ-FM, KKHG-FM (renamed KZPT-FM) and KKND-AM (renamed KFFN-AM) in Tucson, Ariz. The combined cash purchase price was approximately $16.2 million.

   On January 24, 1995 and February 1, 1995, the Company acquired the business and substantially all of the assets of KEZO-AM (renamed KOSR-AM), KEZO-FM and KKCD-FM in Omaha, Neb. The combined cash purchase price was approximately $12.7 million. On June 22, 1995, the Company acquired the business and substantially all of the assets of Mega Direct, a direct marketing company based in Clearwater, Fla., at a purchase price of approximately $8 million.

   The acquisitions were accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired businesses are included in the Company's consolidated financial statements from the dates of acquisition. Had the transactions occurred on January 1 of the year acquired, the effect of the acquisitions of the Company's consolidated results of operations, for each respective year, would not have been material.

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

   9.  Discontinued operations

   Effective April 27, 1995, the Company sold substantially all the assets used in the business of its wholly owned subsidiary, Perry Printing Corporation ("Perry"). Perry was a heatset web offset printer of long-run catalogs and publications. The assets sold consisted of accounts receivable, inventories, fixtures, equipment and certain real estate. The Perry operations have been reflected as discontinued operations. Net revenues of discontinued operations were $45,946 in 1995.

   The sale price was approximately $95 million, which included 115,000 shares of the buyer's preferred stock with a value of $11.5 million, plus
   the assumption of trade and other liabilities by the buyer.   In 1995, the
   Company recorded an after tax gain on the sale of $14.9 million.

   10. Segment analysis

   Journal Communications Inc. is an employee-owned, diversified communications company with operations in 17 states and France. The Company's principal lines of business are publishing, broadcasting, printing, telecommunications and direct marketing. The Milwaukee Journal Sentinel and 110 paid and free periodicals are published. The broadcasting business consists of eleven radio and three television stations. The printing of short-run publications, periodicals, computer software documentation manuals, quality labels, and packaging and promotional materials are provided by the printing business. The telecommunications business provides a full range of services with one of the largest digital networks in the Midwest. Personalized direct marketing services are provided to merchandisers and manufacturers.

   Revenue                               1997         1996          1995

     Publications                      $ 286,080     $264,883      $267,148
     Broadcast                           101,889       95,690        74,623
     Printing                            215,581      203,477       202,556
     Telecommunications                   60,751       45,351        39,977
     Direct marketing                     12,103       14,890        11,578
     Corporate & eliminations             (1,867)      (2,057)       (4,050)
                                        --------     --------      --------
                                       $ 674,537     $622,234      $591,832
                                        ========     ========      ========

   Earnings (loss)                       1997            1996        1995

     Publications                      $ 40,711      $ 31,718      $ 15,091
     Broadcast                           38,174        29,323        17,653
     Printing                               386        (6,895)        6,021
     Telecommunications                  12,320         8,955         8,993
     Direct marketing                    (1,315)        1,327        (2,842)
     Corporate & eliminations              (583)        2,897        (3,491)

     Dividends and interest, net          6,246         3,366         4,806
                                        -------       -------       -------
     Earnings from continuing
      operations before income
      taxes                            $ 95,939      $ 70,691      $ 46,231
                                        =======       =======       =======

   December 31

   Identifiable total assets             1997          1996           1995

     Publications                      $ 102,533     $  92,297     $  94,106
     Broadcast                            90,727        77,763        66,843
     Printing                            116,024       125,264       139,211
     Telecommunications                   66,420        58,943        55,216
     Direct marketing                     14,616        16,127        19,471
     Corporate & eliminations            158,454       103,170        99,891
                                         -------       -------      --------
                                       $ 548,774     $ 473,564     $ 474,738
                                         =======       =======      ========

   Depreciation & Amortization           1997          1996           1995

     Publications                      $   9,027     $   8,049     $   7,680
     Broadcast                             6,974         6,738         6,884
     Printing                             12,946        12,600         9,556
     Telecommunications                    8,829         8,390         8,491
     Direct marketing                      1,788         2,115         1,380
     Corporate & eliminations                786          (257)          422
                                        --------      --------      --------
                                       $  40,350     $  37,635     $  34,413
                                        ========      ========      ========

   Capital expenditures                  1997           1996          1995
     Publications                      $  12,590     $   8,264     $   8,303
     Broadcast                             4,739     $   2,837         3,641
     Printing                              8,103         9,341        16,785
     Telecommunications                   12,928        12,341         2,612
     Direct marketing                        764           594         1,594
     Corporate & eliminations                277           395           471
                                        --------      --------      --------
                                       $  39,401     $  33,772     $  33,406
                                        ========      ========      ========

   Report of Ernst & Young LLP, Independent Auditors

   The Board of Directors and Stockholders
   Journal Communications Inc.

   We have audited the accompanying consolidated balance sheets of Journal Communications Inc. as of December 31, 1997 and 1996, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                        /s/ Ernst & Young LLP
                                                            ENRST & YOUNG LLP

   Milwaukee, Wisconsin
   January 30, 1998