Form 10-K405, Exhibit 13
period 1998-12-31
JOURNAL COMMUNICATIONS INC
filed 1999-04-01
CIK 54056

Exhibit 13


(Pages 6 - 16 of the Registrant's Annual Report)




TEN YEARS IN REVIEW
(Dollars in thousands, except per share amounts)


                                               1998          1997             1996           1995           1994           1993
                                          --------------------------------------------------------------------------------------

Earnings and Dividends
    Earnings before income taxes (5)         $102,662        $95,939        $70,691        $46,231 (4)    $67,831        $67,498
    Net earnings                               60,708         56,211         41,043         44,213         43,867         44,204
    Earnings for option price                  65,432         51,464         41,043         43,149         43,867         44,204
    Dividends                                  31,057         30,243         28,563         29,156         26,699         25,156
    Earnings retained                          29,651         25,968         12,480         15,057         17,168         19,048

Per Share (After Two-For-One Stock Split)
    Net earnings                                $2.16          $2.05          $1.57          $1.59          $1.57          $1.58
    Earnings for option price                    2.33           1.88           1.57           1.55           1.57           1.58
    Dividends                                    1.10           1.10           1.10           1.05           0.95           0.90
    Book value                                  15.98          14.88          13.70          13.43          13.02          12.38
    Unit option price                           25.48          21.69          18.58          18.12          17.70          17.32

Per Share (Before Two-For-One Stock Split)
    Net earnings                                $4.32          $4.10          $3.13          $3.18          $3.13          $3.16
    Earnings for option price                    4.66           3.76           3.13           3.10           3.13           3.16
    Dividends                                    2.20           2.20           2.20           2.10           1.90           1.80
    Book value                                  31.97          29.76          27.41          26.85          26.04          24.76
    Unit option price                           50.95          43.38          37.15          36.24          35.40          34.64

Net Sales (5)
    Publications                             $291,756       $286,080       $264,883       $267,148       $261,303       $244,529
    Broadcast                                 115,113        101,889         95,690         74,623         63,445         54,851
    Printing                                  233,650        215,581        203,477        202,556        151,853        126,401
    Telecommunications                         81,875         60,751         45,351         39,977         35,974         32,411
    Direct Marketing                           12,901         12,103         14,890         11,578          7,799              -
    Eliminations                               (2,875)        (1,867)        (2,057)        (4,050)        (2,793)        (3,501)
                                            ------------------------------------------------------------------------------------
                Total net sales              $732,420       $674,537       $622,234       $591,832       $517,581       $454,691

Operating Expenses (5)
    Payroll                                  $215,578       $192,060       $181,123       $169,198       $158,450       $137,580
    Materials and component services          189,066        178,527        171,958        172,381        117,320         99,170
    Depreciation and amortization              41,614         40,350         37,635         34,413         29,779         28,335
    Other services                            187,419        183,964        164,501        174,461        145,756        123,675
                                            ------------------------------------------------------------------------------------
                Total operating expenses     $633,677 (9)   $594,901 (8)   $555,217 (7)   $550,453 (6)   $451,305 (3)   $388,760 (2)

Invested Capital
    Property and equipment (5)               $178,338       $173,312       $163,693       $160,433       $149,687       $135,716
    Net working capital                       136,017        113,045         89,980        111,116        107,675        100,780
    Long-term obligations                       1,643          1,808          1,524          2,762          2,947          3,609
    Stockholders' equity                      447,884        412,739        361,030        366,330        367,429        347,447
    Total assets                              584,148        550,133        473,564        474,738        461,416        437,429
    Percent return on stockholders' equity       14.7%          15.6%          11.2%          12.0%          12.6%          13.5%
    Percent return on beginning total assets     11.0%          11.9%           8.6%           9.6%          10.0%          10.8%


                                                                                                                 average annual
                                                         1992          1991           1990          1989        compound % increase
                                            -----------------------------------------------------------------------------------
Earnings and Dividends

    Earnings before income taxes (5)                   $62,670       $55,458        $48,992       $69,668             4.40%
    Net earnings                                        41,631        40,035         41,113        54,988             1.11%
    Earnings for option price                           41,631        40,626         49,443        54,988             1.95%
    Dividends                                           25,244        25,358         24,192        24,374             2.73%
    Earnings retained                                   16,387        14,677         16,921        30,614            -0.35%

Per Share (After Two-For-One Stock Split)
    Net earnings                                         $1.49         $1.42          $1.45         $1.92             1.35%
    Earnings for option price                             1.49          1.44           1.74          1.92             2.20%
    Dividends                                             0.90          0.90           0.85          0.85             2.91%
    Book value                                           11.70         11.06          10.77         10.04             5.30%
    Unit option price                                    16.80         16.30          15.74         14.83             6.20%

Per Share (Before Two-For-One Stock Split)
    Net earnings                                         $2.97         $2.84          $2.89         $3.83             1.35%
    Earnings for option price                             2.97          2.88           3.47          3.83             2.20%
    Dividends                                             1.80          1.80           1.70          1.70             2.91%
    Book value                                           23.40         22.11          21.54         20.08             5.30%
    Unit option price                                    33.60         32.60          31.48         29.66             6.20%

Net Sales (5)
    Publications                                      $238,386      $232,756       $235,853      $232,371             2.56%
    Broadcast                                           52,891        52,088         56,456        54,087             8.75%
    Printing                                            68,372        60,161         57,852        55,301            17.36%
    Telecommunications                                  31,256        15,398         12,414        11,429            24.46%
    Direct Marketing                                         -             -              -             -            13.41%
    Eliminations                                        (1,814)       (1,631)        (1,462)       (1,608)         N.A.
                                            -----------------------------------------------------------------------------------
                Total net sales                       $389,091      $358,772       $361,113      $351,580             8.50%

Operating Expenses (5)
    Payroll                                           $117,815      $105,151       $102,463       $98,161             9.13%
    Materials and component services                    75,685        77,576         80,318        81,008             9.87%
    Depreciation and amortization                       25,585        24,301         20,442        19,536             8.77%
    Other services                                     109,721       101,884        103,084        90,756             8.39%
                                            -----------------------------------------------------------------------------------
                Total operating expenses              $328,806 (1)  $308,912       $306,307      $289,461             9.10%

Invested Capital
    Property and equipment (5)                        $124,107      $121,665        $83,154       $76,746             9.82%
    Net working capital                                 95,774        93,847        128,859       125,841             0.87%
    Long-term obligations                                2,251         1,369            608         1,808               N/A
    Stockholders' equity                               328,230       311,772        306,793       288,036             5.03%
    Total assets                                       409,863       389,958        401,371       364,860             5.37%
    Percent return on stockholders' equity                13.4%         13.1%          14.3%         21.1%
    Percent return on beginning total assets              10.7%         10.0%          11.3%         16.4%




1)   Includes full year of Norlight and IPC since Oct. 6.
2)   Includes full year of IPC and IPC-Europe since Feb 28.
3)   Includes full year of PrimeNet Marketing Services.
4) Does not include gain on sale of Perry Printing Corp. of $14,941 or $1.07 per share (before split) in 1995.
5) Figures prior to 1996 have been restated to exclude the discontinued operations of Perry Printing Corp.
6)   Includes Omaha, Neb., radio stations KEZO-AM (renamed KOSR-AM), KEZO-FM and
     KKCD-FM since Jan. 24 and PrimeNet-Clearwater since June 22.
7) Includes Tucson, Ariz., radio stations KMXZ-FM, KKHG-FM (renamed KZPT-FM) and KKND-AM (renamed KFFN-AM) since Jan. 29.
8)   Includes  Knoxville,  Tenn.,  radio stations WWST-FM and WMYU-FM since June
     30, CNI since Oct. 1 and Kansas City, Mo., radio station KQRC-FM until June
     30.
9) Includes Omaha, Neb., radio stations KESY-FM (renamed KSRZ-FM) and KBBX-AM from January 1; Knoxville, Tenn., radio stations WQBB-FM (renamed WQIX-FM) and WQBB-AM from April 20; Oracle, Ariz., radio station KLQB-FM (renamed
     KIXD-FM) from June 9; and Caldwell,  Idaho (KCID-AM and KCID-FM),  Payette,
     Idaho  (KQXR-FM),  Boise,  Idaho  (KGEM-AM and  KJOT-FM) and Ontario,  Ore.
     (KSRV-AM and KSRV-FM) radio stations from July 1.





                           JOURNAL COMMUNICATIONS INC.
                           CONSOLIDATED BALANCE SHEETS
           (Dollars in thousands, except share and per share amounts)

                                                                   December 31
                                                                   -----------
                                                          1998                  1997
                                                          ----                 -----
ASSETS
Current assets:
  Cash and cash equivalents                             $131,051             $111,002
  Receivables, net                                        94,823               98,366
  Inventories, net                                        19,882               23,665
  Prepaid expenses                                        16,211               10,355

  Deferred income taxes                                    6,701                5,111
                                                        --------              -------
        Total current assets                             268,668              248,499

Property and equipment, at cost:
  Land and land improvements                              13,792               12,406
  Buildings                                               61,312               57,025
  Equipment                                              352,513              349,674
                                                        --------              -------
                                                         427,617              419,105
  Less accumulated depreciation                          249,279              245,793
                                                        --------              -------
  Net property and equipment                             178,338              173,312

Goodwill                                                  60,339               51,680
Other intangible assets, net                              59,303               44,367
Corporate life insurance investment pool                     ---               19,630
Other assets                                             17,500                12,645
                                                        --------             --------
        Total assets                                    $584,148             $550,133
                                                        ========             ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                      $ 47,850             $ 54,765
  Accrued compensation                                    24,137               23,850
  Deferred revenue                                        16,092               17,418
  Accrued employee benefits                               25,557               25,249
  Other current liabilities                               17,217               11,953
  Current portion of long-term obligations                 1,798                2,219
                                                        --------             --------
        Total current liabilities                        132,651              135,454

Long-term obligations                                      1,643                1,808
Deferred income taxes                                      1,970                  132

Stockholders' equity:
  Common stock, $0.125 par value; authorized
    and issued 28,800,000 shares                           3,600                3,600
  Retained earnings                                      463,110              430,553
  Treasury stock, at cost                               (18,826)              (21,414)
                                                        --------             --------
        Total stockholders' equity                       447,884              412,739
                                                        --------             --------
        Total liabilities and stockholders' equity      $584,148             $550,133
                                                        ========             ========

                             See accompanying notes.

                           JOURNAL COMMUNICATIONS INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                (Dollars in thousands, except per share amounts)

                                                     Years ended December 31
                                                      ----------------------
                                              1998         1997         1996
                                              ----         ----         ----


Revenue                                     $732,420     $674,537      $622,234

Costs and expenses:
  Cost of sales                              399,105      376,341       358,588
  Selling and administrative expenses        234,572      218,560       196,629
                                            --------      -------      --------

           Total costs and expenses          633,677      594,901       555,217
                                            --------      -------      --------

Operating earnings                            98,743       79,636        67,017

Other income:
  Net interest and dividends                   6,305        6,246         3,366
  Gain (loss) on sale of assets, net          (2,386)      10,057           308
                                            --------      -------      --------

           Total other income                  3,919       16,303         3,674
                                            --------      -------      --------

Earnings before income taxes                 102,662       95,939        70,691

Provision for income taxes                    41,954       39,728        29,648
                                            --------      -------      --------

Net earnings                                $ 60,708     $ 56,211      $ 41,043
                                            ========      =======      ========

Basic and diluted earnings per share        $   2.16     $   2.05   $     1.57
                                            ========      =======   ===========



                             See accompanying notes.

                           JOURNAL COMMUNICATIONS INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                (Dollars in thousands, except per share amounts)




                                                          Years ended December 31
                                                          -----------------------
                                                    1998         1997            1996
                                                    ----         ----            ----

Balance at beginning of year                      $430,553     $402,301         $390,279

  Net earnings                                      60,708       56,211           41,043
  Currency translation adjustment                      233         (529)            (568)
                                                  --------     --------         --------
        Comprehensive income                        60,941       55,682           40,475
                                                  --------     --------         --------

  Cash dividends ($1.10 per share in 1998,
        1997 and 1996)                            (31,057)      (30,243)         (28,563)

  Treasury stock transactions                        2,673        2,813              110
                                                  --------     --------         --------

Balance at end of year                            $463,110     $430,553         $402,301
                                                  ========     ========         ========





                             See accompanying notes.




                           JOURNAL COMMUNICATIONS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                        Years ended December 31
                                                                        -----------------------
                                                                  1998          1997          1996
                                                                  ----          ----          ----
Cash flow from operating activities:
  Net earnings                                                   $60,708       $56,211       $41,043
  Adjustments to reconcile net earnings to
        net cash provided by operating activities
    Depreciation and amortization                                 41,614        40,350        37,635
    Deferred income taxes                                            248           590        (2,052)
    Net (gain) loss from sales of assets                           2,386       (10,057)         (308)
    Net changes in current assets and current liabilities
        Receivables                                                3,719        (5,307)        1,250
        Inventories                                                3,930         4,268         3,610
        Accounts payable                                          (5,621)       16,887         5,018
        Other current assets and liabilities                       2,389         6,259         8,638
                                                                --------      --------       --------

           Net cash provided by operating activities             109,373       109,201        94,834
                                                                --------      --------       --------

Cash flow from investing activities:
  Proceeds from sales of assets                                    5,784         3,676         5,937
  Property and equipment expenditures                            (45,222)      (39,401)      (33,772)
  Net decrease in short-term investments                             ---           ---         47,885
   Proceeds from liquidation of corporate life insurance
    investment pool                                               21,005           ---           ---
  Assets of businesses acquired                                  (42,453)      (21,063)      (17,000)
  Other - net                                                     (3,005)       (2,215)       (3,421)
                                                                --------      --------       --------

           Net cash used for investing activities                (63,891)      (59,003)         (371)
                                                                --------      --------       --------

Cash flow from financing activities:
  Net increase (decrease) in long-term obligations                  362          (506)       (7,015)
  Net (purchases) sales of treasury stock                         5,262        26,270       (17,212)
  Cash dividends                                                (31,057)       (30,243)      (28,563)
                                                                --------      --------       --------

           Net cash used for financing activities                (25,433)       (4,479)      (52,790)
                                                                --------      --------       --------

Net increase in cash and cash equivalents                         20,049        45,719        41,673


Cash and cash equivalents

        Beginning of year                                        111,002        65,283        23,610
                                                                --------      --------       --------

        End of year                                             $131,051      $111,002       $65,283
                                                                ========      ========       ========


Cash paid for income taxes                                      $ 39,782      $ 38,930       $23,753
                                                                ========      ========       ========


                             See accompanying notes.

                           JOURNAL COMMUNICATIONS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1998, 1997 and 1996
           (Dollars in thousands, except share and per share amounts)


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

    Earnings per share - The numerator for the calculation of earnings per share is net earnings, and the denominator for earnings per share is based on each period's weighted average shares outstanding, which were 28,076,274 in 1998, 27,403,718 in 1997 and 26,205,368 in 1996. Because there are no dilutive securities, basic and diluted earnings per share are the same.

    Cash equivalents - Cash equivalents are highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates market value, and at December 31 consisted of the following:

                                                1998                1997
                                            ------------         -----------
           Commercial Paper                   $108,160          $  99,074
           Bank Certificates of Deposit         12,600              5,175
           Money Market Fund                       470                ---
                                              --------           --------
                                              $121,230           $104,249
                                              ========           ========

    Receivables - Allowance for doubtful accounts at December 31, 1998 and 1997 was $4,345 and $3,444, respectively.

    Inventories - Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

                                             1998              1997
                                          -----------       -----------
           Paper and Supplies             $ 10,910           $ 13,453
           Work in Process                   2,339              4,242
           Finished Goods                    6,633              5,970
                                          --------           --------
                                          $ 19,882           $ 23,665
                                          ========           ========

    Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is provided over the estimated useful lives (3-35 years) of the respective assets principally using the straight-line method.

    Goodwill - Goodwill resulting from acquisitions subsequent to November 1, 1970, is amortized on a straight-line basis over 40 years. Goodwill prior to November 1, 1970, is amortized when it is determined that such intangible assets have a limited useful life. At December 31, 1998, $2,280 of goodwill was not being amortized. Accumulated amortization at December 31, 1998 and 1997, was $8,926 and $10,527, respectively.

    Other intangible assets - Identifiable intangible assets resulting from acquisitions are amortized on a straight-line basis for periods up to 30 years. Accumulated amortization relating to other intangible assets at December 31, 1998 and 1997, was $29,596 and $29,917, respectively. Other intangible assets include FCC licenses, which were $45,700 and $25,844, net of amortization, at December 31, 1998 and 1997, respectively. Other intangible assets also include the costs of television program contracts, recorded under the gross method, which are deferred and amortized over the estimated number of runs of the related programs.

    Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Reclassifications - Certain prior year amounts have been reclassified to conform to the 1998 presentation.

    New accounting standards - During 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the Statement), which is required to be adopted for years beginning after June 15, 1998. The Statement will require the Company to recognize all derivatives in the balance sheet at fair value. The Company will adopt the Statement effective January 1, 2000, and estimates that the effect will not be material to its results of operations, financial position or cash flows.

    During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued two Statements of Position
    (SOP) that are applicable to the Company SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and SOP 98-5, "Reporting on the Costs of Start-up Activities." SOP 98-1 requires that certain computer software costs be capitalized, and SOP 98-5 requires costs of start-up activities to be expensed as incurred. Since the Company currently complies with the requirements of SOP 98-1 and SOP 98-5, these pronouncements will have no impact on its results of operations, financial position or cash flows.

2.  Employee benefit plans

    In February 1998, the Financial Accounting Standards Board issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Statement 132 addresses disclosure issues only and does not change the measurement or recognition provisions specified in earlier Statements. The Company has adopted SFAS No. 132, which is effective for fiscal years beginning after December 15, 1997.

    The Company has a defined benefit pension plan covering the majority of its employees. Plan assets consist primarily of listed stocks and government and other bonds. In addition, the Company provides health benefits to certain retirees and their eligible spouses. The Company has elected to amortize the related unfunded obligation of $25,324 at January 1, 1993, over a period of 20 years.

                                                                               Other
                                               Pension Benefits       Postretirement Benefits
                                               ----------------       -----------------------
                                             1998          1997         1998          1997
                                             ----          ----         ----          ----
Change in benefit obligations
  Benefit obligation at beginning of year   $91,390       $83,389      $29,277       $27,657
  Service cost                                3,066         2,647          562           476
  Interest cost                               6,560         6,391        2,035         2,055
  Actuarial (gain)/loss                       8,290         4,277       (1,358)          454
  Benefits paid                              (6,235)       (6,918)      (2,877)       (1,365)
  Special termination benefits                  157         1,604            -             -
                                              -----       -------     --------    ----------
  Benefit obligation at end of year        $103,228       $91,390      $27,639       $29,277
                                           --------      --------     --------    ----------

Change in plan assets
  Fair value of plan assets at beginning
  of year                                   $75,560       $68,589
  Actual return on plan assets                9,813        11,268
  Company contributions                       3,824         2,621
  Benefits paid                              (6,235)       (6,918)
                                           --------      --------
  Fair value of plan assets at end of        82,962        75,560
                                           --------      --------
  year

  Funded status of the plan (underfunded)   (20,266)      (15,830)    $(27,639)     $(29,277)
  Unrecognized net actuarial (gain)/loss      8,103         3,170         (564)          794
  Unrecognized prior service cost             2,035         2,290            -             -
  Unrecognized transition obligation           (469)         (706)      15,541        16,651
                                             -------      -------     --------        ------
  (asset)
  Accrued net benefit cost                 $(10,597)     $(11,076)    $(12,662)     $(11,832)
                                           =========     =========    ========     =========


                                                                               Other
                                               Pension Benefits       Postretirement Benefits
                                               ----------------       -----------------------

Components of net periodic benefit cost       1998      1997       1996    1998     1997    1996
                                              ----      ----       ----    ----     ----    ----
  Service cost                               $3,066     $2,647    $2,412    $562  $  476   $  496
  Interest cost                               6,560      6,391     6,023   2,035   2,055    2,051
  Expected return on plan assets             (6,538)    (6,183)   (5,912)
                                                                               -       -        -
  Amortization of prior service cost            254        254       254       -       -        -
  Amortization of transition obligation        (237)      (237)     (237)  1,110   1,110    1,110
  Recognized net actuarial loss                  82          -         -       -       -        -
                                            -------     ------   -------  ------  ------   ------
  Benefit cost                                3,187      2,872     2,540   3,707   3,641    3,657
                                            -------     ------   -------  ------  ------   ------

  Recognized special termination benefits       157      1,604       188       -       -        -
                                            -------     ------   -------  ------  ------   ------
  Total cost                                 $3,344     $4,476   $2,728   $3,707  $3,641   $3,657
                                            =======     ======   =======  ======  ======   ======



                                                                               Other
                                               Pension Benefits       Postretirement Benefits
                                               ----------------       -----------------------

  Weighted-average assumptions as of           1998         1997          1998         1997
  -----------------------------------          ----         ----          ----         ----
  December 31
  -----------
  Discount rate                                6.75%        7.25%         6.75%        7.25%

  Expected return on plan assets               9.50         9.50

  Rate of compensation increase                4.50         4.50


The assumed health care cost trend rates used in measuring the postretirement benefit obligation for retirees for 1998 are 6% in 1998, 5.5% in 2000 and 5% in 2001 and thereafter, and for 1998 were 6.5% grading down to 5% in 2001 and thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported for other postretirement benefits. A one percentage point change in the assumed health care cost trend rate would have the following effects:
                                              One Percentage    One Percentage
                                                   Point             Point
                                                 Increase          Decrease
                                            -----------------  ---------------

Effect on total of service and interest
cost
    components in 1998                            $168              $ (149)
Effect on postretirement benefit
obligation
  As of 12/31/98                                $1,302              $(1,221)

The Journal Communications Inc. Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 19% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 10% of their eligible wages after taxes. The maximum combined total contributed may not exceed 19%. Each employee who elects to participate is eligible to receive company matching contributions. The Company will contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. Company matching contributions were $2,333, $2,271 and $2,071 in 1998, 1997 and 1996, respectively. The Company made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the Company's defined benefit pension plan of $602, $673 and $731 in 1998, 1997 and 1996, respectively.

3.  Income taxes

    Income tax expense (benefit) consists of the following:

                                         1998        1997        1996
                                         ----        ----        ----
        Current:
          Federal                       $34,814    $31,127      $25,157
          State                           6,892      8,011        6,543
                                       --------    -------      -------
                                         41,706     39,138       31,700
        Deferred                            248        590       (2,052)
                                       --------    -------      --------

                                        $41,954    $39,728      $29,648
                                       ========    =======      =======

    The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

                                                 1998          1997       1996
                                                 ----          ----       ----

        Statutory federal income tax rate        35.0%         35.0%      35.0%
        State income taxes,
          net of federal tax benefit              5.4           5.0        5.1
        Foreign net operating losses             ----           0.9        1.7
        Other                                     0.5           0.5        0.1
                                                 ----          ----       -----

               Actual provision                  40.9%         41.4%      41.9%
                                                 ====          ====       =====


    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

                                                          1998           1997
                                                          ----           ----
    Deferred tax assets:
      Accrued compensation and employee benefits        $11,844        $10,450
      Inventories                                           895            865
      Receivables                                         1,261            997
      Domestic loss carryforwards                         3,324          4,590
      Foreign loss carryforwards                          3,948          4,088
      Other                                               2,257          2,105
                                                        -------        -------
               Total deferred tax assets                 23,529         23,095

    Deferred tax liabilities:
      Property and equipment                             12,060         12,180
      Intangible assets                                   2,304          1,374
      Other                                               1,180          1,468
                                                        -------         ------
               Total deferred tax liabilities            15,544         15,022

    Valuation allowances:
        Domestic loss carryforwards                         917            551
        Foreign loss carryforwards                        2,337          2,543
                                                        -------         ------
               Total valuation allowances                 3,254          3,094
                                                        -------         ------
   Net deferred tax asset
       included in balance sheet                        $ 4,731        $ 4,979
                                                        =======        =======

4.  Long-term obligations and lease commitments
                                                            December 31
                                                       1998             1997

    Capital lease & other obligations,
     average interest 8% in 1998                      $2,341          $2,859
    Television program contracts, due thru 1998        1,100           1,168
                                                      ------          ------
                                                       3,441           4,027
    Less current portion                               1,798           2,219
                                                      ------          ------

                                                      $1,643          $1,808
                                                      ======          ======

    On January 22, 1998, the Company executed an unsecured short-term line of credit in an aggregate amount not to exceed $35 million.

    In addition, the Company has the rights to broadcast certain television programs during the years 1998-2002 under contracts aggregating $6,966.

    Rental expense for office facilities and equipment including noncancellable operating leases was $17,806, $18,926 and $15,382 in 1998, 1997 and 1996,
    respectively. Future minimum annual rental payments due under operating leases total $48,371 and are due as follows: 1998 - $9,282; 2000 - $7,778;
    2001 - $7,103; 2002 - $5,886; 2003 - $5,447; thereafter $12,875.

5.  Stockholders' equity

    On December 1, 1998, the Board of Directors approved an increase effective January 5, 1998, in authorized common stock from 14,400,000 to 28,800,000 shares, reduced the par value from $.25 to $.125 per share and approved a two-for-one common stock split. Except where noted, all references to shares and per-share amounts elsewhere in the financial statements have been restated to reflect this stock split.

    The Company purchases units of beneficial interest in the Journal Employees' Stock Trust for resale to its employees. Treasury stock activity is as follows:

                                                   1998                        1997                          1996
                                                   ----                        ----                          ----
                                          Units          Amount        Units         Amount          Units         Amount
    Beginning balance                   1,061,994       $ 21,414     2,453,634      $ 44,871       1,517,164     $ 27,549
    Purchases                           3,019,620         68,627     2,440,002        47,496       2,760,880       50,504
    Sales                              (3,301,286)       (71,215)   (3,831,642)      (70,953)     (1,824,410)     (33,182)
                                       -----------     ---------     ---------       --------    ------------    --------

       Ending balance                     780,328       $ 18,826     1,061,994      $ 21,414       2,453,634     $ 44,871
                                       ===========     =========     =========       ========    ===========     ========

Gain on sales of treasury stock                        $   2,673                    $  2,813                     $    110
                                                       =========                     ========                    ========

6.  Sales and acquisitions

    In August 1998, Journal Broadcast Corporation announced an agreement to acquire the stock of Great Empire Broadcasting, Inc., a radio group of thirteen stations headquartered in Wichita, Kan. The markets served by Great Empire are Tulsa, Okla., Wichita, Kan., Springfield, Mo., and Omaha, Neb. Pending approval of the FCC, the Company expects to complete the acquisition in early 1998. The cash purchase price will be approximately $100 million.

    On July 1, 1998, the Company acquired the business and substantially all of the assets of KCID-AM and KCID-FM in Caldwell, Idaho; KQXR-FM in Payette, Idaho; KGEM-AM and KJOT-FM in Boise, Idaho, and KSRV-AM and KSRV-FM in Ontario, Ore. The combined cash purchase price was approximately $15.1 million.

    On June 9, 1998, the Company acquired the business and substantially all of the assets of KLQB-FM (renamed KIXD-FM) in Oracle, Ariz. The cash purchase price was approximately $5.8 million.

    On April 20, 1998, the Company acquired the stock of WQBB-FM (renamed WQIX-FM) and WQBB-AM in Knoxville, Tenn. The combined cash purchase price was approximately $7.1 million.

    On January 1, 1998, the Company acquired the business and substantially all of the assets of KESY-FM (renamed KSRZ-FM) and KBBX-AM in Omaha, Neb. The combined cash purchase price was approximately $5.5 million.

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

    The above-mentioned completed acquisitions were accounted for using the purchase method. Accordingly, the operating results and cash flows of the acquired businesses are included in the Company's consolidated financial statements from the respective dates of acquisition. Had the transactions occurred on January 1 of the year acquired, the effect of the acquisitions on the Company's consolidated results of operations, for each respective year, would not have been material.

7.  Litigation and contingent liabilities

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

8.  Segment analysis

    In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." Journal Communications Inc. is an employee-owned, diversified communications company with operations in eighteen states and France. Revenues from external customers are generated, and long-lived assets are located, primarily in the United States. The Company's principal lines of business are publishing, broadcasting, printing, telecommunications and direct marketing. The Milwaukee Journal Sentinel and 108 paid and free periodicals are published. The broadcasting business consists of 23 radio and three television stations. The printing of short-run publications, periodicals, computer software documentation manuals, quality labels, and packaging and promotional materials are provided by the printing business. The telecommunications business provides a full range of services with one of the largest digital networks in the Midwest. Personalized direct marketing services are provided to merchandisers and manufacturers.

                                            Revenue                        Earnings (losses)
                               ---------------------------------     -------------------------------
                                 1998        1997         1996         1998       1997        1996
                                 ----        ----         ----         ----       ----        ----
Publications                   $291,756    $286,080     $264,883      $43,532   $40,711     $31,718
Broadcast                       115,113     101,889       95,690       34,015    38,174      29,323
Printing                        233,650     215,581      203,477       (5,297)      386      (6,895)
Telecommunications               81,875      60,751       45,351       24,092    12,320       8,955
Direct marketing                 12,901      12,103       14,890         (365)   (1,315)      1,327
Corporate & eliminations         (2,875)     (1,867)      (2,057)         381      (583)      2,897
                               --------    --------     --------

                               $732,420    $674,537     $622,234
                               ========    ========     ========

Net interest and dividends                                              6,304     6,246       3,366
                                                                     --------   -------     -------

Earnings before income taxes                                         $102,662   $95,939     $70,691
                                                                     ========   =======     =======




                        December 31
                  Identifiable total assets       Depreciation & amortization          Capital Expenditures
               -----------------------------     ----------------------------      ---------------------------
                 1998       1997       1996        1998      1997      1996          1998     1997       1996
                 ----       ----       ----        ----      ----      ----          ----     ----       ----
Publications   $120,949  $103,475   $ 92,297     $ 10,479 $ 9,027   $  8,049       $14,698  $ 12,590   $ 8,264
Broadcast       127,598    90,727     77,763        6,825   6,974      6,738         3,988     4,739     2,837
Printing        108,900   116,441    125,264       13,954  12,946     12,600        14,749     8,103     9,341
Telecom-
 munications     61,849    66,420     58,943        9,022   8,829      8,390        10,159    12,928    12,341
Direct
 marketing       15,292    14,616     16,127        1,389   1,788      2,115         1,299       764       594
Corporate and
 eliminations   149,560   158,454    103,170          (55)    786       (257)          329       277       395
                -------  --------   --------    --------- -------   --------       -------   --------   ------

               $584,148  $550,133   $473,564     $ 41,614 $40,350   $ 37,635       $45,222   $ 39,401  $33,772
               ========  ========   ========     ======== =======   ========       =======   ========  =======



Report of Ernst & Young LLP, Independent Auditors


The Board of Directors
and Stockholders
Journal Communications Inc.

       We have audited the accompanying consolidated balance sheets of Journal Communications Inc. as of December 31, 1998 and 1997, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

       In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP



Milwaukee, Wisconsin
January 29, 1999