Form 10-K405, Exhibit 13
period 1999-12-31
JOURNAL COMMUNICATIONS INC
filed 2000-03-30
CIK 54056

Exhibit 13
(Pages 6 - 16 of the  Registrant's  Annual  Report)
Item 6. Selected Financial Data

Tens Years in Review
(Dollars in thousands, except per share amounts)

                                              1999           1998            1997           1996           1995           1994
                                          ------------------------------------------------------------------------------------------
Earnings and Dividends

    Earnings before income taxes (5)        $ 115,014      $ 102,662      $  95,939      $  70,691      $  46,231(4)   $  67,831
    Net earnings                               69,449         60,708         56,211         41,043         44,213         43,867
    Earnings for option price                  69,449         65,432         51,464         41,043         43,149         43,867
    Dividends                                  31,286         31,057         30,243         28,563         29,156         26,699
    Earnings retained                          38,163         29,651         25,968         12,480         15,057         17,168

Per Share (After Two-For-One Stock Split)
    Net earnings (weighted # shares)        $    2.54      $    2.16      $    2.05      $    1.57      $    1.59      $    1.57
    Earnings for option price (weighted)         2.54           2.33           1.88           1.57           1.55           1.57
    Dividends                                    1.14           1.10           1.10           1.10           1.05           0.95
    Book value (year end # shares)              17.08          15.98          14.88          13.70          13.43          13.02
    Unit option price                           29.94          25.48          21.69          18.58          18.12          17.70

Net Sales (5)
    Publications                            $ 296,128      $ 291,756      $ 286,080      $ 264,883      $ 267,148      $ 261,303
    Broadcast                                 130,857        115,113        101,889         95,690         74,623         63,445
    Printing                                  219,864        233,650        215,581        203,477        202,556        151,853
    Telecommunications                        101,429         81,875         60,751         45,351         39,977         35,974
    Direct Marketing                           11,844         12,901         12,103         14,890         11,578          7,799
    Eliminations                               (4,191)        (2,875)        (1,867)        (2,057)        (4,050)        (2,793)
                                            ----------------------------------------------------------------------------------------
                Total net sales             $ 755,931      $ 732,420      $ 674,537      $ 622,234      $ 591,832      $ 517,581

Operating Expenses (5)
    Payroll                                 $ 234,005      $ 215,578      $ 192,060      $ 181,123      $ 169,198      $ 158,450
    Materials and component services          177,458        189,066        178,527        171,958        172,381        117,320
    Depreciation and amortization              46,653         41,614         40,350         37,635         34,413         29,779
    Other services                            186,025        187,419        183,964        164,501        174,461        145,756
                                            ----------------------------------------------------------------------------------------
                Total operating expenses    $ 644,141(10)  $ 633,677(9)   $ 594,901(8)   $ 555,217(7)   $ 550,453(6)   $ 451,305(3)


Invested Capital
    Property and equipment (5)              $ 216,698      $ 178,338      $ 173,312      $ 163,693      $ 160,433      $ 149,687
    Net working capital                           975        136,017        113,045         89,980        111,116        107,675
    Long-term obligations                       4,991          1,643          1,808          1,524          2,762          2,947
    Stockholders' equity                      465,697        447,884        412,739        361,030        366,330        367,429
    Total assets                              639,070        584,148        550,133        473,564        474,738        461,416
    Percent return on stockholders' equity      15.5%          14.7%          15.6%          11.2%          12.0%          12.6%
    Percent return on beginning total assets    11.9%          11.0%          11.9%           8.6%           9.6%          10.0%

                                                                                                     average annual
                                               1993           1992             1991         1990   compound % increase
                                            --------------------------------------------------------------------------
Earnings and Dividends

    Earnings before income taxes (5)        $  67,498       $  62,670       $  55,458    $  48,992        9.95%
    Net earnings                               44,204          41,631          40,035       41,113        6.00%
    Earnings for option price                  44,204          41,631          40,626       49,443        3.85%
    Dividends                                  25,156          25,244          25,358       24,192        2.90%
    Earnings retained                          19,048          16,387          14,677       16,921        9.46%

Per Share (After Two-For-One Stock Split)
    Net earnings (weighted # shares)        $    1.58       $    1.49       $    1.42    $    1.45        6.47%
    Earnings for option price (weighted)         1.58            1.49            1.44         1.74        4.33%
    Dividends                                    0.90            0.90            0.90         0.85        3.32%
    Book value (year end # shares)              12.38           11.70           11.06        10.77        5.26%
    Unit option price                           17.32           16.80           16.30        15.74        7.41%

Net Sales (5)
    Publications                            $ 244,529       $ 238,386       $ 232,756    $ 235,853        2.56%
    Broadcast                                  54,851          52,891          52,088       56,456        9.79%
    Printing                                  126,401          68,372          60,161       57,852       15.99%
    Telecommunications                         32,411          31,256          15,398       12,414       26.29%
    Direct Marketing                             --              --              --           --          0.57%
    Eliminations                               (3,501)         (1,814)         (1,631)      (1,462)        N.A.
                                            -------------------------------------------------------------------
                Total net sales             $ 454,691       $ 389,091       $ 358,772    $ 361,113        8.55%

Operating Expenses (5)
    Payroll                                 $ 137,580       $ 117,815       $ 105,151    $ 102,463        9.61%
    Materials and component services           99,170          75,685          77,576       80,318        9.21%
    Depreciation and amortization              28,335          25,585          24,301       20,442        9.60%
    Other services                            123,675         109,721         101,884      103,084        6.78%
                                            -------------------------------------------------------------------
                Total operating expenses    $ 388,760(2)    $ 328,806(1)    $ 308,912    $ 306,307        8.61%

Invested Capital
    Property and equipment (5)              $ 135,716       $ 124,107       $ 121,665    $  83,154       11.23%
    Net working capital                       100,780          95,774          93,847      128,859      -41.88%
    Long-term obligations                       3,609           2,251           1,369          608         N/A
    Stockholders' equity                      347,447         328,230         311,772      306,793        4.75%
    Total assets                              437,429         409,863         389,958      401,371        5.30%
    Percent return on stockholders' equity       13.5%          13.4%           13.1%        14.3%
    Percent return on beginning total assets     10.8%          10.7%           10.0%        11.3%


1)  Includes full year of Norlight and IPC since Oct. 6.
2)  Includes full year of IPC and IPC-Europe since Feb 28.
3)  Includes full year of PrimeNet Marketing Services.
4)  Does not include gain on sale of Perry Printing Corp. of $14,941 or $0.535 per share in 1995.
5)  Figures prior to 1996 have been restated to exclude the discontinued operations of Perry Printing Corp.
6)  Includes Omaha, Neb., radio stations KEZO-AM (renamed KOSR-AM),  KEZO-FM and KKCD-FM since Jan. 24 and PrimeNet-Clearwater since
    June 22.
7)  Includes Tucson, Ariz., radio stations KMXZ-FM, KKHG-FM (renamed KZPT-FM) and KKND-AM (renamed KFFN-AM) since Jan. 29.
8)  Includes  Knoxville,  Tenn.,  radio  stations  WWST-FM and WMYU-FM since June 30, CNI since Oct. 1 and Kansas City,  Mo.,  radio station KQRC-FM until June 30.
9)  Includes Omaha,  Neb.,  radio stations KESY-FM (renamed  KSRZ-FM) and KBBX-AM from January 1; Knoxville,  Tenn.,  radio stations
    WQBB-FM (renamed WQIX-FM) and WQBB-AM from April 20; Oracle,  Ariz., radio station KLQB-FM (renamed KIXD-FM,  KGMG) from June 9;
    and Caldwell,  Idaho (KCID-AM and KCID-FM),  Payette,  Idaho  (KQXR-FM),  Boise,  Idaho (KGEM-AM and KJOT-FM) and Ontario,  Ore.
    (KSRV-AM and KSRV-FM) radio stations from July 1.
10) Includes Wichita, Kan., radio stations KFDI-AM, KFDI-FM and KICT-FM;  Arkansas City, Kan., radio station KYQQ-FM; Augusta, Kan.,
    radio  station  KLLS-FM;   Springfield,   Missouri  radio  stations  KTTS-FM  and  KTTS-AM;   Sparta,  Missouri,  radio  station
    KLTQ-FM,(renamed  KMXH), Tulsa, Okla., radio stations KVOO-FM and KVOO-AM;  Henryetta,  Okla., radio station KCKI-FM; and Omaha,
    Neb.,  radio stations WOW-FM and WOW-AM (renamed  KOMJ-AM) since June 14, 1999; and Palm Springs,  Cal., TV station KMIR-TV from
    August 1, 1999.

                          JOURNAL COMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                   December 31
           (Dollars in thousands, except share and per share amounts)

                                                       1999          1998
                                                       ----          ----
ASSETS
------
Current assets:
   Cash and cash equivalents                           $ 10,108      $131,051
   Receivables, net                                     104,434        94,823
   Inventories, net                                      19,875        19,882
   Prepaid expenses                                       8,756        16,211
    Deferred income taxes                                 5,781         6,701
                                                       --------      --------
         Total Current Assets                           148,954       268,668

Property and equipment:
   Land and land improvements                            17,129        13,792
   Buildings                                             70,529        61,312
   Equipment                                            414,837       352,513
                                                       --------      --------
                                                        502,495       427,617
   Less accumulated depreciation                        285,797       249,279
                                                       --------      --------
   Net property and equipment                           216,698       178,338

Goodwill, net                                           114,429        60,339
Broadcast licenses, net                                 123,348        45,700
Other intangible assets, net                             21,569        13,603
Other assets                                             14,072        17,500
                                                       --------      --------
         Total Assets                                  $639,070      $584,148
                                                       ========      ========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
   Line of credit                                      $ 12,115      $    ---
   Accounts payable                                      52,092        47,850
   Accrued compensation                                  24,258        24,137
   Deferred revenue                                      19,807        16,092
   Accrued employee benefits                             27,693        25,557
   Other current liabilities                              9,148        17,217
   Current portion of long-term obligations               2,866         1,798
                                                       --------      --------
         Total Current Liabilities                      147,979       132,651

Long-term obligations                                     4,991         1,643
Deferred income taxes                                    20,403         1,970

Stockholders' equity:
   Common stock, $0.125 par value; authorized
           and issued 28,800,000 shares                   3,600         3,600
   Retained earnings                                    504,115       463,110
   Treasury stock, at cost                              (42,018)      (18,826)
                                                       --------      --------
         Total Stockholders' equity                     465,697       447,884
                                                       --------      --------
         Total liabilities and stockholders' equity    $639,070      $584,148
                                                       ========      ========

                             See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                             Years ended December 31
                (Dollars in thousands, except per share amounts)



                                               1999         1998        1997
                                               ----         ----        ----


Revenue                                     $755,931     $732,420    $674,537

Costs and expenses:
   Cost of sales                             397,938      399,105     376,341
   Selling and administrative expenses       246,203      234,572     218,560
                                             -------      -------     -------

             Total costs and expenses        644,141      633,677     594,901
                                             -------      -------     -------

Operating Earnings                           111,790       98,743      79,636

Other income:
   Net interest and dividends                  4,273        6,305       6,246
   Net gain (loss) on sale of assets          (1,049)      (2,386)     10,057
                                            --------       ------     -------

             Total other income                3,224        3,919      16,303
                                            --------       ------     -------

Earnings before income taxes                 115,014      102,662      95,939

Provision for income taxes                    45,565       41,954      39,728
                                            --------      -------     -------

Net earnings                                $ 69,449     $ 60,708    $ 56,211
                                            ========     ========    ========

Basic and diluted earnings per share        $   2.54     $   2.16    $   2.05
                                            ========     ========    ========



                             See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                             Years ended December 31
                (Dollars in thousands, except per share amounts)


                                               1999         1998        1997
                                               ----         ----        ----


Balance at Beginning of Year                $463,110     $430,553    $402,301

 Net earnings                                 69,449       60,708      56,211
 Foreign currency translation adjustment        (759)         233        (529)
                                             -------      -------     -------
         Comprehensive Income                 68,690       60,941      55,682
                                             -------      -------     -------

 Cash dividends ($1.14 per share in
    1999, $1.10 per share in 1998
    and 1997)                                (31,286)     (31,057)    (30,243)

   Treasury stock transactions                 3,601        2,673       2,813
                                             -------      --------    -------

Balance at End of Year                      $504,115     $463,110    $430,553
                                            ========     ========    ========



                             See accompanying notes.


                                                 JOURNAL COMMUNICATIONS, INC.
                                            CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                   Years ended December 31
                                                    (Dollars in thousands)

                                                                                1999            1998            1997
                                                                                ----            ----            ----
Cash flow from operating activities:
   Net earnings                                                              $ 69,449        $ 60,708        $ 56,211
   Adjustments to reconcile net earnings to
         net cash provided by operating activities
     Depreciation and amortization                                             46,653          41,614          40,350
     Deferred income taxes                                                        307             248             590
     Net (gain) loss from sales of assets                                       1,049           2,386         (10,507)
     Net changes in current assets and current liabilities
         Receivables                                                           (5,281)          3,719          (5,307)
         Inventories                                                             (240)          3,930           4,268
         Accounts payable                                                       3,956          (5,621)         16,887
         Other current assets and liabilities                                   3,293           2,389           6,259
                                                                             --------        --------        --------

             Net Cash Provided by Operating Activities                        119,186         109,373         109,201
                                                                             --------        --------        --------

Cash flow from investing activities:
   Proceeds from sales of assets                                                  895           5,784           3,676
   Property and equipment expenditures                                        (69,316)        (45,222)        (39,401)
   Proceeds from liquidation of corporate life insurance
     investment pool                                                              ---          21,005             ---
   Acquisition of businesses                                                 (132,571)        (42,453)        (21,063)
   Other                                                                         (166)         (3,005)         (2,215)
                                                                             --------        --------        --------

             Net Cash Used for Investing Activities                          (201,158)        (63,891)        (59,003)
                                                                             --------        --------        --------

Cash flow from financing activities:
   Net increase in line of credit                                              12,115             ---             ---
   Net increase (decrease) in long-term obligations                              (208)            362            (506)
   Net (purchases) sales of treasury stock                                    (19,592)          5,262          26,270
   Cash dividends                                                             (31,286)        (31,057)        (30,243)
                                                                             --------        --------        --------

             Net Cash Used for Financing Activities                           (38,971)        (25,433)        ( 4,479)
                                                                             --------        --------        --------

Net Increase (Decrease) in Cash and Cash Equivalents                         (120,943)         20,049          45,719

Cash and cash equivalents
         Beginning of year                                                    131,051         111,002          65,283
                                                                             --------        --------        --------
         End of year                                                         $ 10,108        $131,051        $111,002
                                                                             ========        ========        ========

Cash paid for income taxes                                                   $ 52,841        $ 39,782        $ 38,930
                                                                             ========        ========        ========

                             See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1999
           (Dollars in thousands, except share and per share amounts)

1.   Principal accounting policies
     -----------------------------
     Basis of consolidation - The consolidated financial statements include the accounts of Journal Communications, Inc. and its wholly owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated.

     Foreign currency translation - The Company's foreign subsidiary uses the local currency as its functional currency. Accordingly, assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates while revenue and expense items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are reflected in other comprehensive income which is classified as a part of retained earnings.

     Revenue recognition - The Company recognizes revenue when goods are delivered and services have been rendered.

     Earnings per share - The numerator for the calculation of earnings per share is net earnings, and the denominator for earnings per share is based on each period's weighted average shares outstanding, which were 27,376,645 in 1999, 28,076,274 in 1998 and 27,403,718 in 1997. Because there are no dilutive securities, basic and diluted earnings per share are the same.

     Fair  values  -  The  carrying   amount  of  cash  and  cash   equivalents,
     receivables, accounts payable and long-term obligations approximates fair value as of December 31, 1999 and 1998.

     Cash equivalents - Cash equivalents are highly liquid investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates market value, and at December 31 consisted of the following:
                                                 1999              1998
                                              ----------        ----------
        Commercial Paper                      $      ---          $108,160
        Bank Certificates of Deposit                 ---            12,600
        Money Market Fund                            132               470
                                              ----------        ----------
                                              $      132          $121,230
                                              ==========        ==========

     Receivables - Allowance for doubtful accounts at December 31, 1999 and 1998 was $4,302 and $4,345, respectively.

     Inventories - Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:
                                                 1999              1998
                                              ----------        ----------
        Paper and Supplies                       $11,984           $10,910
        Work in Process                            2,758             2,339
        Finished Goods                             6,663             8,506
        Less obsolescence reserve                 (1,530)           (1,873)
                                                 -------         ---------
                                                 $19,875           $19,882
                                                 =======           =======

     Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is provided over the estimated useful lives (3-30 years) of the respective assets principally using the straight-line method.

     Goodwill - Goodwill resulting from acquisitions subsequent to November 1, 1970, is amortized on a straight-line basis over 40 years. Goodwill prior to November 1, 1970, is amortized when it is determined that such intangible assets have a limited useful life. At December 31, 1999, $2,280 of goodwill was not being amortized. Accumulated amortization at December 31, 1999 and 1998, was $12,608 and $8,926, respectively.

     Broadcast licenses - Broadcast licenses resulting from acquisitions are amortized on a straight-line basis over 30 years. Accumulated amortization as of December 31, 1999 and 1998, was $5,972 and $2,968, respectively.

     Other intangible assets - Identifiable intangible assets resulting from acquisitions are amortized on a straight-line basis for periods up to 40 years. Accumulated amortization relating to other intangible assets at December 31, 1999 and 1998, was $23,658 and $24,487, respectively. Other intangible assets include the costs of television program contracts, recorded under the gross method, which are deferred and amortized over the estimated number of runs of the related programs.

     -----------------------------------------
     Impairment of long-lived assets - Property and equipment, goodwill, broadcast licenses and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

     Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications - Certain prior year amounts have been reclassified to conform to the 1999 presentation.

     New accounting standards - During 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the Statement), which was amended by SFAS No. 137. Provisions of the statement are required to be adopted for years beginning after June 15, 2000 and will require the Company to recognize all derivatives in the balance sheet at fair value. The Company will adopt the Statement effective January 1, 2001, and estimates that the effect of the adoption of SFAS No. 137 will not be material to its results of operations, financial position or cash flows.

2.   Employee benefit plans
     ----------------------
     The Company has a defined benefit pension plan covering the majority of its employees. Plan assets consist primarily of listed stocks and government and other bonds. In addition, the Company provides health benefits to certain retirees and their eligible spouses. The Company has elected to amortize the related unfunded obligation of $25,324 at January 1, 1993, over a period of 20 years.

                                                                                                 Other
                                                           Pension Benefits             Postretirement Benefits
                                                           ----------------             -----------------------
   December 31                                            1999             1998            1999            1998
                                                          ----             ----            ----            ----
   Change in benefit obligations
   -----------------------------
     Benefit obligation at beginning of year          $103,228          $91,390         $27,639         $29,277
     Service cost                                        3,774            3,066             566             562
     Interest cost                                       6,768            6,560           1,797           2,035
     Actuarial (gain) loss                              (9,482)           8,290          (2,316)         (1,358)
     Benefits paid                                      (6,505)          (6,235)         (2,375)         (2,877)
     Special termination benefits                           --              157              --               -
                                                      --------         --------        --------        --------
     Benefit obligation at end of year                $ 97,783         $103,228         $25,311         $27,639
                                                      --------         --------        --------        --------
                                                                                                 Other
                                                           Pension Benefits             Postretirement Benefits
                                                           ----------------             -----------------------
             Years ended December 31                      1999             1998            1999            1998
                                                          ----             ----            ----            ----
              Change in plan assets
              ---------------------
  Fair value of plan assets at beginning of
  year                                                 $82,962          $75,560
  Actual return on plan assets                           6,123            9,813
  Company contributions                                  3,252            3,824
  Benefits paid                                         (6,505)          (6,235)
                                                      --------         --------
  Fair value of plan assets at end of year             $85,832          $82,962
                                                      --------         --------

  Funded status of the plan (underfunded)              (11,951)         (20,266)       $(25,311)       $(27,639)
  Unrecognized net actuarial (gain) loss                  (695)           8,103          (2,880)            (564)
  Unrecognized prior service cost                        1,781            2,035              --               -
  Unrecognized transition obligation (asset)              (232)            (469)         14,431          15,541
                                                      --------         --------        --------        --------
  Accrued net benefit cost                            $(11,097)        $(10,597)       $(13,760)       $(12,662)
                                                      ========         ========        ========        ========

    ----------------------------------

                                                                                                       Other
                                                              Pension Benefits                Postretirement Benefits
                                                              ----------------                -----------------------
  Years ended December 31                                1999          1998       1997       1999       1998        1997
                                                         ----          ----       ----       ----       ----        ----
  Components of net periodic benefit cost
  Service cost                                         $3,774        $3,066     $2,647    $   566     $  562     $  476
  Interest cost                                         6,768         6,560      6,391      1,797      2,035       2,055
  Expected return on plan assets                       (7,097)       (6,538)    (6,183)         -          -           -
  Amortization of prior service cost                      254           254        254          -          -           -
  Amortization of transition obligation (asset)          (237)        (237)      (237)      1,110      1,110       1,110
  Recognized net actuarial loss                           291            82          -          -          -           -
                                                      -------        ------    -------    -------     ------     -------
  Benefit cost                                          3,753         3,187      2,872      3,473      3,707       3,641
                                                      -------        ------    -------    -------     ------     -------

  Recognized special termination benefits                   -           157      1,604          -          -           -
                                                      -------        ------    -------    -------     ------     -------
  Total cost                                           $3,753        $3,344     $4,476     $3,473     $3,707     $3,641
                                                      =======        ======    =======    =======     ======     ======

                                                                                                 Other
                                                           Pension Benefits             Postretirement Benefits
                                                           ----------------             -----------------------
  Major assumptions as of December 31                    1999             1998            1999          1998
  -----------------------------------                    ----             ----            ----          ----
  Discount rate                                          7.50%            6.75%           7.50%          6.75%
  Expected return on plan assets                         9.50             9.50            ---            ---
  Rate of compensation increase                          4.50             4.50            ---            ---

    The assumed health care cost trend rates used in measuring the postretirement benefit obligation for retirees for 2000 are 5.50% in 2000, 5.00% in 2001 and thereafter, and for 1999 were 6.0% grading down to 5.0% in 2001 and thereafter. The assumed health care cost trend rate has a significant effect on the amounts reported for other postretirement benefits. A one percentage point change in the assumed health care cost trend rate would have the following effects:

                                                 One Percentage  One Percentage
                                                     Point           Point
                                                    Increase        Decrease
                                                 --------------  --------------
   Effect on total of service and interest
      cost components in 1999                        $  155        $(  139)
   Effect on postretirement benefit obligation
     As of 12/31/99                                  $1,160        $(1,097)

    The Journal Communications, Inc. Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 19% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 10% of their eligible wages after taxes. The maximum combined total contributed may not exceed 19%. Each employee who elects to participate is eligible to receive company matching contributions. The Company will contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. Company matching contributions were $2,273 $2,333 and $2,271 in 1999, 1998 and 1997, respectively. The Company made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the Company's defined benefit pension plan of $596, $602 and $673 in 1999, 1998 and 1997, respectively.

3.   Income taxes
     ------------
     The components of the provision for income taxes consist of the following:

     Years ended December 31          1999            1998          1997
                                      ----            ----          ----
         Current:
            Federal                 $37,241         $34,814       $31,127
            State                     8,017           6,892         8,011
                                    --------        -------      --------
                                     45,258          41,706        39,138
         Deferred                       307             248           590
                                   ---------       --------      --------
                                    $45,565         $41,954       $39,728
                                    =======         =======      ========

     The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

       Years ended December 31                          1999     1998    1997
                                                        ----     ----    ----
       Statutory federal income tax rate                35.0%    35.0%   35.0%
       State income taxes, net of federal tax benefit    4.1      5.4     5.0
       Foreign net operating losses                       --      --      0.9
       Other                                             0.5      0.5     0.5
                                                       -----     -----   -----
                Actual provision                        39.6%    40.9%   41.4%
                                                        =====    =====   =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

     December 31                                            1999         1998
                                                            ----         ----
     Deferred tax assets:
       Accrued compensation and employee benefits        $12,448       $11,844
       Inventories803                                        895
       Receivables1,249                                    1,261
       Domestic loss carryforwards                         8,755         4,489
       Foreign loss carryforwards                          3,160         3,948
       Other                                               2,312         2,257
                                                         -------       -------
                  Total deferred tax assets               28,727        24,694

     Deferred tax liabilities:
       Property and equipment                            (11,629)      (12,060)
       Intangible assets                                 (23,978)     (  2,304)
       Other                                            (  2,156)     (  1,180)
                                                      -----------   -----------
                  Total deferred tax liabilities         (37,763)      (15,544)

     Valuation allowances:
       Domestic loss carryforwards                      (  2,426)     (  2,082)
        Foreign loss carryforwards                      (  3,160)     (  2,337)
                                                      -----------    ----------
                  Total valuation allowances            (  5,586)     (  4,419)
                                                      -----------    ----------
     Net deferred tax asset (liability)                 $(14,622)     $  4,731
                                                        =========     ========

     These deferred tax assets and liabilities are classified in the balance sheet as current or long-term based on the balance sheet classification of the related assets and liabilities as follows:

     December 31                                           1999         1998
                                                           ----         ----

     Current deferred income tax assets                $   5,781      $  6,701
     Long-term deferred income tax liabilities           (20,403)     (  1,970)
                                                        --------     ---------
     Net deferred tax asset (liability)                 $(14,622)     $  4,731
                                                       =========      ========

     At  December  31,  1999,   the  Company  had  federal  net  operating  loss
     carryforwards which begin to expire in 2009; state net operating loss carryforwards which begin to expire in 2001; state income tax credit carryforwards which begin to expire in 2004; and foreign net operating loss carryforwards which begin to expire in 2005. The Company expects to utilize these carryforwards, except to the extent reserves have been provided.

4.   Debt and lease commitments
     --------------------------
     Long-term obligations consist of the following:

       December 31                                        1999        1998
                                                          ----        -----
     Capital lease and other obligations,
      average interest 8% in 1999 and 1998              $   6,938    $2,341
     Television program contracts, due in the
       subsequent year                                        919     1,100
                                                       ----------    ------
                                                            7,857     3,441
     Less current portion                                   2,866     1,798
                                                          -------    ------
                                                         $  4,991    $1,643
                                                         ========    ======

     On January 21, 2000, the Company renewed its unsecured short-term line of credit and increased the aggregate amount from $35 million to $45 million. The balance outstanding at December 31, 1999 under the line of credit was $12,115. The Company is required to pay a fee of 0.07% on the line of credit. The unused portion of the line of credit at December 31, 1999 was $22,885.

     In addition, the Company has the rights to broadcast certain television programs during the years 2000-2003 under contracts aggregating $12,276.

     Rental expense for office facilities and equipment including noncancellable operating leases was $22,912, $17,806 and $18,926 in 1999, 1998 and 1997,
     respectively. Future minimum annual rental payments due under operating leases total $69,261 and are due as follows: 2000 - $12,818; 2001- $11,350;
     2002 - $10,426; 2003 - $9,798; 2004 - $7,793; and thereafter - $17,076.

5.   Stockholders' equity
     --------------------
     The  Company  purchases  units  of  beneficial   interest  in  the  Journal
     Employees' Stock Trust for resale to its employees. Treasury stock activity is as follows:

     Years ended December 31                    1999                             1998                             1997
                                                ----                             ----                             ----
                                      Units              Amount        Units             Amount          Units          Amount
     Beginning balance                780,328            $18,825     1,061,994         $ 21,414      2,453,634         $ 44,871
     Purchases                      2,582,664             69,018     3,019,620           68,627      2,440,002           47,496
     Sales                         (1,833,615)           (45,825)   (3,301,286)         (71,215)    (3,831,642)         (70,953)
                                   ----------           --------    ----------         --------     ----------        ---------

        Ending balance              1,529,377            $42,018       780,328         $ 18,826      1,061,994         $ 21,414
                                   ==========            =======     =========         ========      =========         ========

        Gain on sales of treasury stock                 $  3,601                       $  2,673                        $  2,813
                                                        ========                       ========                        ========

6.   Sales and acquisitions
     ----------------------
     On August 1, 1999, the Company acquired the business and substantially all of the assets of KMIR-TV in Palm Springs, California. The cash purchase price was approximately $30.6 million.

     On June 14, 1999, the Company acquired all the issued and outstanding capital stock of Great Empire Broadcasting, Inc. (GEB). GEB owns and operates radio stations KFDI-AM, KFDI-FM and KICT-FM in Wichita, Kansas; KYQQ-FM in Arkansas City, Kansas; KLLS-FM in Augusta, Kansas; KTTS-FM and KTTS-AM in Springfield, Missouri; KLTQ-FM in Sparta, Missouri; KVOO-FM and KVOO-AM in Tulsa, Oklahoma; KCKI-FM in Henryetta, Oklahoma; and WOW-FM and WOW-AM (renamed KOMJ-AM) in Omaha, Nebraska. The aggregate acquisition price for the capital stock and related non-compete agreement was approximately $105.3 million.

     On July 1, 1998, the Company acquired the business and substantially all of the assets of KCID-AM and KCID-FM in Caldwell, Idaho; KQXR-FM in Payette, Idaho; KGEM-AM and KJOT-FM in Boise, Idaho; and KSRV-AM and KSRV-FM in Ontario, Oregon. The combined cash purchase price was approximately $15.1 million. Pending approval of the FCC, the Company expects to complete the sale of KSRV-AM and KSRV-FM in early 2000.

     On June 9, 1998, the Company acquired the business and substantially all of the assets of KLQB-FM (renamed KGMG-FM) in Oracle, Arizona. The cash purchase price was approximately $5.8 million

     ----------------------------------
     On April 20, 1998, the Company acquired the stock of WQBB-FM (renamed WQIX-FM) and WQBB-AM in Knoxville, Tennessee. The combined cash purchase price was approximately $7.1 million.

     On January 1, 1998, the Company acquired the business and substantially all of the assets of KESY-FM (renamed KSRZ-FM) and KBBX-AM in Omaha, Nebraska. The combined cash purchase price was approximately $5.5 million.

     On October 1, 1997, the Company acquired the stock of Community Newspapers Inc. (CNI), a group of weekly newspapers and free-distribution publications in metropolitan Milwaukee, Wisconsin. The cash purchase price was approximately $13.3 million.

     On June 30, 1997, the Company acquired the business and substantially all of the assets of WWST-FM and WMYU-FM in Knoxville, Tennessee, in exchange for the business and substantially all of the assets of KQRC-FM in Kansas City, Missouri. The Company reported a pretax gain on the sale of KQRC of approximately $7.8 million.

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

7.   Litigation and contingent liabilities
     -------------------------------------
     The Company is subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. Management believes that such unresolved legal actions and claims will not materially affect the consolidated financial position of the Company. The Company periodically re-evaluates its exposure on such claims and makes adjustments to its reserves as appropriate.

8.   Segment analysis
     ----------------
     Journal Communications, Inc. is an employee-owned, diversified communications company with operations in 24 states and France. Revenues from external customers are generated, and long-lived assets are located, primarily in the United States. The Company's principal lines of business are publishing, broadcasting, printing, telecommunications and direct marketing. The Milwaukee Journal Sentinel and 120 paid and free periodicals are published. The broadcasting business consists of 36 radio and four television stations. The printing of short-run publications, periodicals, computer software documentation manuals, quality labels, and packaging and promotional materials are provided by the printing business. The telecommunications business provides a full range of services with one of the largest digital networks in the Midwest. Personalized direct marketing services are provided to merchandisers and manufacturers.

     The accounting policies of the reportable segments are the same as those described in the "Principal Accounting Policies" outlined in Note 1.
     Intersegment sales have been excluded from segment revenues and are immaterial.

                                                           Revenue                          Earnings(Loss)
                                                           -------                          --------------
Years ended December 31                     1999          1998              1997           1999           1998           1997
                                            ----          ----              ----           ----           ----          ------
Publications                            $296,128      $291,756           $286,080          $43,834      $46,393        $42,068
Broadcast                                130,857       115,113            101,889           27,817       34,015         38,174
Printing                                 219,864       233,650            215,581            8,294       (8,158)          (971)
Telecommunications                       101,429        81,875             60,751           32,474       24,092         12,320
Direct marketing                          11,844        12,901             12,103           (2,596)        (365)        (1,315)
Corporate and eliminations                (4,191)       (2,875)            (1,867)             918          381           (583)
                                         -------       -------            -------
                                        $755,931      $732,420           $674,537
                                        ========      ========           ========
Net interest and dividends                                                                   4,273        6,304          6,246
                                                                                          --------     --------        -------
Earnings before income taxes                                                              $115,014     $102,662        $95,939
                                                                                          ========     ========        =======

     ----------------------------

                                 December 31                                      Years ended December 31
                                 -----------                                      -----------------------
                       Identifiable total assets              Depreciation & amortization               Capital expenditures
                       -------------------------              ---------------------------               --------------------
                       1999        1998         1997         1999       1998         1997         1999      1998          1997
                       ----        ----         ----         ----       ----         ----         ----      ----          ----
Publications        $123,102    $120,949     $103,475      $11,916   $ 10,479     $  9,027      $15,793   $ 14,698    $ 12,590
Broadcast            277,834     127,598       90,727       10,564      6,825        6,974        5,868      3,988       4,739
Printing             104,117     108,900      116,441       12,414     13,954       12,946        9,625     14,749       8,103
Telecom-
 munications          91,861      61,849       66,420        9,656      9,022        8,829       37,010     10,159      12,928
Direct
 marketing            14,426      15,292       14,616        1,518      1,389        1,788          659      1,299         764
Corporate and
 eliminations         27,730     149,560      158,454          585        (55)         786          361        329         277
                    --------    --------     --------     --------   --------     ---------     -------    -------     -------
                    $639,070    $584,148     $550,133      $46,653   $ 41,614     $ 40,350      $69,316   $ 45,222    $ 39,401
                    ========    ========     ========      =======   ========     ========      ========  ========    ========


Report of Ernst & Young LLP, Independent Auditors
-------------------------------------------------


The Board of Directors
and Stockholders
Journal Communications, Inc.



         We have audited the accompanying consolidated balance sheets of Journal Communications, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



Milwaukee, Wisconsin
January 28, 2000