Form 10-K405, Exhibit 13
period 2000-12-31
JOURNAL COMMUNICATIONS INC
filed 2001-03-30
CIK 54056

(Pages 6 - 16 of the Registrant's Annual Report)
Tens Years in Review
(Dollars in thousands, except option price and per share amounts)

                                                2000       1999         1998         1997         1996            1995
                                           -----------------------------------------------------------------------------------
Earnings and Dividends

  Earnings before income taxes (5)            $109,935   $115,014      $102,662      $95,939       $70,691        $46,231(4)
  Net earnings                                  66,384     69,449        60,708       56,211        41,043         44,213
  Earnings for option price                     69,011     69,449        65,432       51,464        41,043         43,149
  Dividends                                     36,765     31,286        31,057       30,243        28,563         29,156
  Earnings retained                             29,619     38,163        29,651       25,968        12,480         15,057

Per Share
  Net earnings                                   $2.45      $2.54         $2.16        $2.05         $1.57          $1.59
  Earnings for option price                       2.55       2.54          2.33         1.88          1.57           1.55
  Dividends                                       1.35       1.14          1.10         1.10          1.10           1.05
  Book value                                     18.38      17.08         15.98        14.88         13.70          13.43
  Unit option price                              34.74      29.94         25.48        21.69         18.58          18.12

Net Sales (5) (11)
  Journal Sentinel                            $235,882   $236,260      $235,748     $225,064      $209,498       $212,206
  Journal Broadcast                            149,886    130,857       115,113      101,889        95,690         74,623
  Norlight Telecommunications                  126,586    101,428        81,875       60,751        45,351         39,977
  IPC Communications                           116,985    110,727       125,465      127,137       119,170        122,049
  Add Inc                                      112,150    111,706       107,807       91,875        84,319         81,525
  NorthStar Print Group                         57,958     57,300        56,386       57,585        55,373         53,924
  PrimeNet Marketing Services                   14,666     11,844        12,901       12,103        14,890         11,578
  Corporate and Eliminations                    (3,822)    (4,191)       (2,875)      (1,867)       (2,057)        (4,050)
                                           -----------------------------------------------------------------------------------
       Total net sales                        $810,291   $755,931      $732,420     $674,537      $622,234       $591,832

Operating Expenses (5)
  Payroll                                     $239,071   $234,005      $215,578     $192,060      $181,123       $169,198
  Materials and component services             196,502    177,458       189,066      178,527       171,958        172,381
  Depreciation and amortization                 50,993     46,653        41,614       40,350        37,635         34,413
  Other services                               213,193    186,025       187,419      183,964       164,501        174,461
                                           -----------------------------------------------------------------------------------
       Total operating expenses               $699,759   $644,141(10)  $633,677(9)  $594,901(8)   $555,217(7)    $550,453(6)

Invested Capital
  Property and equipment (5)                  $273,258   $216,698      $178,338     $173,312      $163,693       $160,433
  Net working capital                           28,585     22,320       153,385      129,418       104,935        124,129
  Long-term obligations                          3,994      4,991         1,643        1,808         1,524          2,762
  Stockholders' equity                         508,519    465,697       447,884      412,739       361,030        366,330
  Total assets                                 689,524    639,070       584,148      550,133       473,564        474,738
  Percent return on stockholders' equity         14.3%      15.5%         14.7%        15.6%         11.2%          12.0%
  Percent return on beginning total assets       10.4%      11.9%         11.0%        11.9%          8.6%           9.6%
                                                                                                     average annual
                                              1994           1993          1992          1991      compound % increase
                                           ----------------------------------------------------------------------------
Earnings and Dividends

  Earnings before income taxes (5)           $67,831        $67,498        $62,670      $55,458            7.90%
  Net earnings                                43,867         44,204         41,631       40,035            5.78%
  Earnings for option price                   43,867         44,204         41,631       40,626            6.06%
  Dividends                                   26,699         25,156         25,244       25,358            4.21%
  Earnings retained                           17,168         19,048         16,387       14,677            8.11%

Per Share
  Net earnings                                 $1.57          $1.58          $1.49        $1.42            6.25%
  Earnings for option price                     1.57           1.58           1.49         1.44            6.56%
  Dividends                                     0.95           0.90           0.90         0.90            4.61%
  Book value                                   13.02          12.38          11.70        11.06            5.81%
  Unit option price                            17.70          17.32          16.80        16.30            8.77%

Net Sales (5) (11)
  Journal Sentinel                          $209,515       $196,673       $190,727     $188,250            2.54%
  Journal Broadcast                           63,445         54,851         52,891       52,088           12.46%
  Norlight Telecommunications                 35,974         32,411         31,256       15,398           26.37%
  IPC Communications                          73,352         61,068         15,160            0           29.10%
  Add Inc                                     72,468         61,431         55,044       44,506           10.81%
  NorthStar Print Group                       57,821         51,758         45,827       60,161           -0.41%
  PrimeNet Marketing Services                  7,799              0              0            0           11.10%
  Corporate and Eliminations                  (2,793)        (3,501)        (1,814)      (1,631)            N.A.
                                           ----------------------------------------------------------------------------
       Total net sales                      $517,581       $454,691       $389,091     $358,772            9.47%

Operating Expenses (5)
  Payroll                                   $158,450       $137,580       $117,815     $105,151            9.56%
  Materials and component services           117,320         99,170         75,685       77,576           10.88%
  Depreciation and amortization               29,779         28,335         25,585       24,301            8.58%
  Other services                             145,756        123,675        109,721      101,884            8.55%
                                          ----------------------------------------------------------------------------
       Total operating expenses             $451,305(3)    $388,760(2)    $328,806(1)  $308,912            9.51%

Invested Capital
  Property and equipment (5)                $149,687       $135,716       $124,107     $121,665            9.41%
  Net working capital                        114,369        106,368         99,229       97,347          -12.73%
  Long-term obligations                        2,947          3,609          2,251        1,369              N/A
  Stockholders' equity                       367,429        347,447        328,230      311,772            5.59%
  Total assets                               461,416        437,429        409,863      389,958            6.54%
  Percent return on stockholders' equity       12.6%          13.5%          13.4%        13.1%
  Percent return on beginning total assets     10.0%          10.8%          10.7%        10.0%

1)   Includes full year of Norlight and IPC since Oct. 6.
2)   Includes full year of IPC and IPC-Europe since Feb 28.
3)   Includes full year of PrimeNet Marketing Services.
4)   Does not include gain on sale of Perry Printing Corp. of $14,941 or $0.535 per share in 1995.
5)   Figures prior to 1996 have been restated to exclude the discontinued operations of Perry Printing Corp.
6)   Includes Omaha, Neb., radio stations KEZO-AM (renamed KOSR-AM), KEZO-FM and KKCD-FM since Jan. 24 and PrimeNet-Clearwater since June 22.
7)   Includes Tucson, Ariz., radio stations KMXZ-FM, KKHG-FM (renamed KZPT-FM) and KKND-AM (renamed KFFN-AM) since Jan. 29.
8)   Includes Knoxville, Tenn., radio stations WWST-FM and WMYU-FM since June 30, CNI since Oct. 1 and Kansas City, Mo., radio station KQRC-FM until June 30.
9)   Includes Omaha, Neb., radio stations KESY-FM (renamed KSRZ-FM) and KBBX-AM from January 1; Knoxville, Tenn., radio stations
     WQBB-FM (renamed WQIX-FM) and WQBB-AM from April 20; Oracle, Ariz., radio station KLQB-FM (renamed KIXD-FM, KGMG) from June
     9; and Caldwell, Idaho (KCID-AM and KCID-FM), Payette, Idaho (KQXR-FM), Boise, Idaho (KGEM-AM and KJOT-FM) and Ontario, Ore.
     (KSRV-AM and KSRV-FM) radio stations from July 1.
10)  Includes Wichita, Kan., radio stations KFDI-AM, KFDI-FM and KICT-FM; Arkansas City, Kan., radio station KYQQ-FM; Augusta,
     Kan., radio station KLLS-FM; Springfield, Missouri radio stations KTTS-FM and KTTS-AM; Sparta, Missouri, radio station
     KLTQ-FM,( Tulsa, Okla., radio stations KVOO-FM and KVOO-AM; Henryetta, Okla., radio station KCKI-FM; and Omaha, Neb., radio stations WOW-FM and WOW-AM (renamed KOMJ-AM) since June 14, 1999; and Palm Springs, Calif., TV station KMIR-TV from August 1,
     1999.
(11) Net sales restated for change in segment reporting in 2000.

                          JOURNAL COMMUNICATIONS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                   December 31
               (in thousands, except share and per share amounts)

                                                           2000         1999
                                                           ----         -----
ASSETS
Current assets:
   Cash and cash equivalents                            $  12,031     $ 10,108
   Receivables, net                                       107,708      104,434

   Inventories, net                                        20,100       19,875

   Prepaid expenses                                         8,860        8,756

   Deferred income taxes                                    7,236        5,781
                                                        ---------    ---------
         Total Current Assets                             155,935      148,954

   Property and equipment:
   Land and land improvements                              23,270       17,129

   Buildings                                               68,256       69,680

   Equipment                                              441,287      381,850
   Construction in progress                                56,197       33,836
                                                        ---------    ---------
                                                          589,010      502,495

   Less accumulated depreciation                          315,752      285,797
                                                        ---------    ---------
   Net property and equipment                             273,258      216,698


Goodwill, net                                             113,783      114,429
Broadcast licenses, net                                   123,219      123,348
Other intangible assets, net                               16,829       21,569

Other assets                                                6,500       14,072
                                                        ---------    ---------
         Total Assets                                    $689,524     $639,070
                                                        =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Line of credit                                       $      --    $  12,115
   Accounts payable                                        55,685       52,092

   Accrued compensation                                    25,971       24,258

   Deferred revenue                                        19,234       19,807

   Accrued employee benefits                               11,513        6,348
   Other current liabilities                               12,670        9,148

   Current portion of long-term obligations                 2,277        2,866
                                                        ---------    ---------
          Total Current Liabilities                       127,350      126,634

Accrued employee benefits                                  22,838       21,345
Long-term obligations                                       3,994        4,991
Deferred revenue                                            2,403           --
Deferred income taxes                                      24,420       20,403


Stockholders' equity:
   Common stock, $0.125 par value; authorized
     and issued 28,800,000 shares                           3,600        3,600

   Retained earnings                                      541,993      504,115

   Treasury stock, at cost                                (37,074)     (42,018)
                                                        ---------    ---------

         Total Stockholders' Equity                       508,519      465,697
                                                        ---------    ---------

         Total Liabilities and Stockholders' Equity      $689,524     $639,070
                                                        =========    =========

                             See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                             Years ended December 31
                    (in thousands, except per share amounts)


                                                  2000         1999     1998
                                                  ----         ----     ----

Revenue                                         $810,291     $755,931  $732,420

Costs and expenses:
   Cost of sales                                 427,364      397,938   399,105
   Selling and administrative expenses           272,395      246,203   234,572
                                                 -------      -------   -------
             Total Costs and Expenses            699,759      644,141   633,677
                                                 -------      -------   -------

Operating Earnings                               110,532      111,790    98,743

Other income:
   Net interest and dividends                        968        4,273     6,305
   Net loss on disposal of assets                 (1,565)      (1,049)   (2,386)
                                                 -------    ---------    ------
              Total Other Income (Expense)          (597)       3,224     3,919
                                                 -------     --------    ------

Earnings Before Income Taxes                     109,935      115,014   102,662

Provision for income taxes                        43,551       45,565    41,954
                                                --------     --------   -------

Net Earnings                                    $ 66,384     $ 69,449   $60,708
                                                ========     ========   =======

Basic and Diluted Earnings Per Share            $   2.45     $   2.54   $  2.16
                                                ========     ========   =======



                             See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                             Years ended December 31
                    (in thousands, except per share amounts)

                                                  2000         1999      1998
                                                  ----         ----      ----

Balance at Beginning of Year                    $504,115     $463,110  $430,553

 Net earnings                                     66,384       69,449    60,708
 Foreign currency translation adjustments           (239)        (759)      233
                                                --------     --------    ------
     Comprehensive Income                         66,145       68,690    60,941
                                                --------     --------    ------
 Cash dividends ($1.35 per share in 2000,
  $1.14 per share in 1999 and $1.10 in 1998)     (36,765)     (31,286)  (31,057)
 Treasury stock transactions                       8,498        3,601     2,673
                                                --------     --------    ------
Balance at End of Year                          $541,993     $504,115  $463,110
                                                ========     ========   =======



                            See accompanying notes.

                                            JOURNAL COMMUNICATIONS, INC.
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                              Years ended December 31
                                                   (in thousands)
                                                                         2000             1999               1998
                                                                         -----            ----               -----
Cash flow from operating activities:
   Net earnings                                                      $  66,384         $  69,449         $  60,708
   Adjustments to reconcile net earnings to
    net cash provided by operating activities
     Depreciation                                                       39,530            37,689            34,359
     Amortization of intangible assets                                  11,463             8,964             7,255
     Deferred income taxes                                               2,562               307               248
     Net loss from disposal of assets                                    1,565             1,049             2,386
     Net changes in assets and liabilities, excluding
         effect of sales and acquisitions
             Receivables                                                (3,277)           (5,281)            3,719
             Inventories                                                  (334)             (240)            3,930
             Accounts payable                                            5,163             3,956            (5,621)
             Other assets and liabilities                                9,171             3,293             2,389
                                                                      --------         ---------          --------
             Net Cash Provided by Operating Activities                 132,227           119,186           109,373
                                                                       -------          --------           -------
Cash flow from investing activities:
   Proceeds from sales of assets                                         3,212               895             5,784
   Property and equipment expenditures                                 (97,871)          (69,316)          (45,222)
   Proceeds from liquidation of corporate life insurance
     investment pool                                                        --                --            21,005
   Acquisition of businesses                                            (8,018)         (132,571)          (42,453)
   Redemption of preferred stock                                         7,106                --                --
   Other                                                                   466              (166)           (3,005)
                                                                        ------             -----            ------
             Net Cash Used for Investing Activities                    (95,105)         (201,158)          (63,891)
                                                                        -------         ---------           ------
Cash flow from financing activities:
   Net (decrease) increase in line of credit                           (12,115)           12,115                --
   Net (decrease) increase in long-term obligations                     (2,164)             (209)              362
   Net sales (purchases) of treasury stock                              13,442           (19,591)            5,262
   Cash dividends                                                      (36,765)          (31,286)          (31,057)
   Deferred revenue                                                      2,403                --                --
                                                                      --------          --------          --------
             Net Cash Used for Financing Activities                    (35,199)          (38,971)          (25,433)
                                                                       -------          --------          --------

Net Increase (Decrease) in Cash and Cash Equivalents                     1,923          (120,943)           20,049

Cash and cash equivalents

         Beginning of year                                              10,108           131,051           111,002
                                                                      --------           -------           -------

         End of year                                                 $  12,031         $  10,108          $131,051
                                                                     =========         =========          ========

Cash paid for income taxes                                           $  40,859         $  52,841          $ 39,782
                                                                     =========         =========          ========


                             See accompanying notes.

                          JOURNAL COMMUNICATIONS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000
               (in thousands, except share and per share amounts)

1.   Principal accounting policies
     -----------------------------
     Basis of consolidation - The consolidated financial statements include the accounts of Journal Communications, Inc. and its wholly owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated.

     Foreign currency translation - The Company's foreign subsidiary uses the local currency as its functional currency. Accordingly, assets and liabilities of the foreign subsidiary are translated into U.S. dollars at year-end exchange rates while revenue and expense items are translated at the weighted average exchange rates for the year. The resulting translation adjustments are reflected in comprehensive income which is classified as a part of retained earnings.

     Revenue recognition - The Company recognizes revenue when goods are delivered and services have been rendered. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 requires the Company to only recognize revenue when it is realized or realizable and earned. The Company adopted SAB 101 on January 1, 2000 and the effect of the adoption was not material to its results of operations, financial position or cash flows.

     Earnings per share - The numerator for the calculation of earnings per share is net earnings, and the denominator for earnings per share is based on each day's weighted average shares outstanding, which were 27,100,677 in 2000, 27,392,579 in 1999 and 28,123,974 in 1998. Because there are no dilutive securities, basic and diluted earnings per share are the same.

     Fair values - The carrying amount of cash and cash equivalents, receivables, accounts payable and long-term obligations approximates fair value as of December 31, 2000 and 1999.

     Cash equivalents - Cash equivalents are highly liquid investments with maturities of three months or less when purchased. Cash equivalents are stated at cost, which approximates market value.

     Receivables - Allowance for doubtful accounts at December 31, 2000 and 1999 was $3,617 and $4,302, respectively.

     Inventories - Inventories are stated at the lower of cost (first in, first out method) or market. Inventories at December 31 consisted of the following:

                                                 2000               1999
                                                ---------        ----------
              Paper and supplies                  11,994           $11,984
              Work in process                      2,771             2,758
              Finished goods                       6,646             6,663
              Less obsolescence reserve           (1,311)           (1,530)
                                                 -------           -------
                                                 $20,100           $19,875
                                                 =======           =======

     Property and equipment - Property and equipment are recorded at cost. Depreciation of property and equipment is provided over the estimated useful lives (3-30 years) of the respective assets principally using the straight-line method.

     Goodwill - Goodwill resulting from acquisitions subsequent to November 1, 1970, is amortized on a straight-line basis over 40 years. Goodwill prior to November 1, 1970, is amortized when it is determined that such intangible assets have a limited useful life. At December 31, 2000, $2,280 of goodwill was not being amortized. Accumulated amortization at December 31, 2000 and 1999 was $15,535 and $12,683, respectively.

     Broadcast licenses - Broadcast licenses resulting from acquisitions are amortized on a straight-line basis over 30 years. Accumulated amortization as of December 31, 2000 and 1999, was $10,314 and $5,972, respectively.

     ----------------------------------------
     Other intangible assets - Identifiable intangible assets resulting from acquisitions are amortized on a straight-line basis for periods up to 40 years. Accumulated amortization relating to other intangible assets at December 31, 2000 and 1999, was $30,599 and $27,421, respectively. Other intangible assets also include the costs of television program contracts, recorded under the gross method, which are deferred and amortized over the estimated number of runs of the related programs.

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

     Reclassifications - Certain prior year amounts have been reclassified to conform to the 2000 presentation.

     Derivatives - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the Statement). In 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133", which was adopted concurrently with SFAS No. 133. Provisions of the Statements are required to be adopted for years beginning after June 15, 2000 and require the Company to recognize all derivatives in the balance sheet at fair value. The Company has adopted the Statements effective January 1, 2001, and estimates that the effect of the adoption of SFAS No. 133 and SFAS No. 138 will not be material to its results of operations, financial position or cash flows.

2.   Employee benefit plans
     ----------------------
     The Company has a defined benefit pension plan (the Pension Plan) covering the majority of its employees. The benefits are based on years of service and the average compensation from the employee's last five years of employment. Plan assets consist primarily of listed stocks and government and other bonds. In addition, the Company provides health benefits to certain retirees and their eligible spouses. The Company has elected to amortize the related unfunded postretirement healthcare obligation of $25,324 at January 1, 1993, over a period of 20 years.

     The Company also sponsors an unfunded non-qualified pension plan (SERP
     Plan) for employees whose benefits under the Pension Plan and the Investment Savings Plan may be restricted due to limitations imposed by the Internal Revenue Service. The disclosure for the SERP Plan for all years presented is combined with the Pension Plan.

                                                                                            Other
                                                     Pension Benefits              Postretirement Benefits

   Years ended December 31                          2000           1999              2000           1999
                                                    ----           ----              ----           ----
   Change in benefit obligations
   -----------------------------
   Benefit obligation at beginning of year      $102,129       $107,380          $ 25,311       $ 27,639
   Service cost                                    3,751          3,874               523            566
   Interest cost                                   7,759          7,071             1,822          1,797
   Actuarial loss (gain)                           4,643         (9,482)            4,037         (2,316)
   Benefits paid                                  (6,733)        (6,714)           (2,756)        (2,375)
                                                --------       --------          --------       --------
   Benefit obligation at end of year            $111,549       $102,129          $ 28,937       $ 25,311
                                                --------       --------          --------       --------

    ----------------------------------

                                                                                            Other
                                                     Pension Benefits              Postretirement Benefits
                                                     ----------------              -----------------------
   Years ended December 31                          2000           1999              2000           1999
                                                    ----           ----              ----           ----
Change in plan assets
---------------------
Fair value of plan assets at beginning of
year                                           $  85,832     $   82,962        $       --       $     --
Actual (loss) return on plan assets               (4,337)         6,123                --             --
Company contributions                              4,580          3,461             2,756          2,375
Benefits paid                                     (6,733)        (6,714)           (2,756)         2,375)
                                               ---------     ----------         ---------       --------
Fair value of plan assets at end of year       $  79,342     $   85,832        $       --       $     --
                                               ---------     ----------         ---------       --------

Underfunded status of the plan                 $ (32,207)    $  (16,297)       $  (28,937)      $(25,311)
Unrecognized net actuarial loss (gain)            16,005           (695)            1,174         (2,880)
Unrecognized prior service cost                    1,527          1,781                --             --
Unrecognized transition obligation                   417            289            13,321         14,431
                                               ---------     ----------         ---------       --------
Accrued net benefit cost                       $ (14,258)    $  (14,922)       $  (14,442)      $(13,760)
                                               =========     ==========         =========       ========

                                                                                                        Other
                                                               Pension Benefits                Postretirement Benefits
                                                               ----------------                -----------------------
Years ended December 31                                  2000         1999         1998         2000         1999        1998
                                                         ----         ----         ----         ----         ----        ----
Components of net periodic benefit cost
---------------------------------------
Service cost                                         $  3,751     $  3,874     $  3,161     $    523     $    566    $    562
Interest cost                                           7,759        7,071        6,845        1,822        1,797       2,035
Expected return on plan assets                         (7,721)      (7,097)      (6,538)          --           --          --
Amortization of:
  Unrecognized prior service cost                         254          254          254           --           --          --
  Unrecognized net transition (asset)                    (127)        (133)        (133)       1,110        1,110       1,110
      obligation
  Unrecognized net loss (gain)                             --          291           82          (17)          --          --
                                                     --------     --------     --------      -------     --------     -------
Benefit cost                                            3,916        4,260        3,671        3,438        3,473       3,707
                                                     --------     --------     --------      -------     --------     -------

Recognized special termination benefits                    --           --          157           --           --          --
                                                     --------     --------     --------      -------     --------    --------
Total cost                                           $  3,916     $  4,260     $  3,828      $ 3,438     $  3,473    $  3,707
                                                     ========     ========     ========      =======     ========    ========

                                                                   Other
                                       Pension Benefits  Postretirement Benefits
                                       ----------------  -----------------------

Major assumptions as of December 31      2000     1999      2000         1999
-----------------------------------      ----     ----      ----         ----

Discount rate                            7.50%    7.50%     7.50%        7.50%
Expected return on plan assets           9.50     9.50       --           --
Rate of compensation increase            4.50     4.50       --           --

     ---------------------------------
     The assumed health care cost trend rates used in measuring the postretirement benefit obligation for retirees for 2001and thereafter are 5.0%, and for 2000 were 5.5%. The assumed health care cost trend rate has a significant effect on the amounts reported for other postretirement benefits. A one percentage point change in the assumed health care cost trend rate would have the following effects:

                                                  One Percentage  One Percentage
                                                      Point          Point
                                                   Increase         Decrease
                                                  --------------  --------------

     Effect on total of service and interest cost
      components in 2000                               $145          $(130)
     Effect on postretirement benefit obligation
      as of 12/31/00                                   $992          $(884)

     The Journal Communications, Inc. Investment Savings Plan is a defined contribution benefit plan covering substantially all employees. The plan allows employees to defer up to 19% of their eligible wages, up to the IRS limit, on a pre-tax basis. In addition, employees can contribute up to 10% of their eligible wages after taxes. The maximum combined total contributed may not exceed 19%. Each employee who elects to participate is eligible to receive company matching contributions. The Company will contribute $0.50 for each dollar contributed by the participant, up to 5% of eligible wages as defined by the plan. Company matching contributions were $2,799, $2,273 and $2,333 in 2000, 1999 and 1998, respectively. The Company made additional contributions into the Investment Savings Plan on behalf of certain employees not covered by the Pension Plan of $759, $596 and $602 in 2000, 1999 and 1998, respectively.

3.   Income taxes
     ------------
     The components of the provision for income taxes consist of the following:

     Years ended December 31                2000         1999         1998
                                            ----         ----         ----

         Current:
            Federal                    $  35,473    $  37,241    $  34,814
            State                          5,516        8,017        6,892
                                       ---------    ---------    ---------
                                          40,989       45,258       41,706
         Deferred                          2,562          307          248
                                       ---------    ---------    ---------

                                       $  43,551    $  45,565    $  41,954
                                       =========    =========    =========


     The significant differences between the statutory federal tax rates and the effective tax rates are as follows:

     Years ended December 31                               2000    1999    1998
                                                           ----    ----    ----

         Statutory federal income tax rate                 35.0%   35.0%   35.0%
         State income taxes, net of federal tax benefit     4.2     4.1     5.4
         Other                                              0.4     0.5     0.5
                                                           -----   -----   ----

         Actual provision                                  39.6%   39.6%   40.9%
                                                           =====   =====   ====

     -----------------------
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities include:

     December 31                                            2000         1999
                                                            ----         ----
     Deferred tax assets:
       Accrued compensation and employee benefits       $ 14,370     $ 12,448
       Inventories                                           597          803
       Receivables                                         1,288        1,249
       Domestic loss carryforwards                         5,141        8,755
       Foreign loss carryforwards                          1,930        3,160
       Other                                               2,640        2,312
                                                        --------     --------
                  Total deferred tax assets               25,966       28,727


     Deferred tax liabilities:
       Property and equipment                            (13,088)     (11,629)
       Intangible assets                                 (24,302)     (23,978)
       Other                                              (1,206)      (2,156)
                                                        --------     --------
                  Total deferred tax liabilities         (38,596)     (37,763)

     Valuation allowances:
       Domestic loss carryforwards                        (2,624)      (2,426)
       Foreign loss carryforwards                         (1,930)      (3,160)
                                                        --------     --------
                  Total valuation allowances              (4,554)      (5,586)
                                                        --------     --------


     Net deferred tax liability                         $(17,184)    $(14,622)
                                                        ========      =======

     These deferred tax assets and liabilities are classified in the balance sheet as current or long-term based on the balance sheet classification of the related assets and liabilities as follows:

     December 31                                            2000         1999
                                                            ----         ----

     Net current deferred income tax assets             $  7,236     $  5,781

     Net long-term deferred income tax liabilities       (24,420)     (20,403)
                                                        --------     --------

     Net deferred tax liability                         $(17,184)    $(14,622)
                                                        ========     ========

     At December 31, 2000, the Company had state net operating loss carryforwards which begin to expire in 2001; state income tax credit carryforwards which begin to expire in 2004; and foreign net operating loss carryforwards which begin to expire in 2005. The Company expects to utilize these carryforwards, except to the extent reserves have been provided.

4.   Debt and lease commitments
     --------------------------
     Long-term obligations consist of the following:

     December 31                                            2000         1999
                                                            ----         ----

     Capital lease and other obligations,
      average interest rate of 8% in 2000 and 1999 $ 5,932 $ 6,938 Television program contracts, due in the
      subsequent year                                        339          919
                                                        --------     --------
                                                           6,271        7,857
     Less current portion                                  2,277        2,866
                                                        --------     --------
                                                        $  3,994     $  4,991
                                                        ========     ========

     On January 19, 2001, the Company renewed its $45 million unsecured short-term line of credit. The balance outstanding at December 31, 2000 under the line of credit was $0. The Company is required to pay a facility fee of 0.07% on the total line of credit.

     In addition, the Company has the rights to broadcast certain television programs during the years 2001-2003 under contracts aggregating $11,971.

     Rental expense for office facilities and equipment including noncancellable operating leases was $26,630, $22,912, $17,806 in 2000, 1999 and 1998, respectively. Future minimum annual rental payments due under operating leases total $62,306 and are due as follows: 2001 - $12,874; 2002 - $11,364; 2003 - $9,394; 2004 - $7,301; 2005 - $6,227; and thereafter -
     $15,146.

5.   Stockholders' equity
     --------------------
     Employee-owners of the Company do not own shares of the Company's stock directly. Instead, they own "Units of Beneficial Interest" (units), representing beneficial interests in the Journal Employees' Stock Trust (the Trust) established under the Journal Employees' Stock Trust Agreement (JESTA). The Trust, in turn, owns shares of the Company's stock. Each unit is represented by one share of stock held by the Trust. The Company purchases units from the Trust, which is then classified as treasury stock, for resale to its employees. Employees owning units are referred to as unitholders. Treasury stock activity is as follows:

     Years ended December 31                 2000                        1999                      1998
                                             ----                        ----                      ----
                                       Units       Amount         Units       Amount        Units       Amount
                                       -----       ------         -----       ------        -----       ------
     Beginning balance             1,529,377    $  42,018       780,328    $  18,825     1,061,994    $  21,414
     Purchases                     2,458,010       77,145     2,582,664       69,018     3,019,620       68,627
     Sales                        (2,847,516)     (82,089)   (1,833,615)     (45,825)   (3,301,286)     (71,215)
                                  -----------     --------   ----------    ---------    ----------     --------
        Ending balance             1,139,871    $  37,074     1,529,377    $  42,018       780,328     $ 18,826
                                   =========    =========     =========    =========    ==========     ========

        Gain on sales of treasury stock         $   8,498                  $   3,601                   $  2,673
                                                =========                  =========                   =========

6.   Sales and acquisitions
     ----------------------
     On August 1, 1999, the Company acquired the business and substantially all of the assets of KMIR-TV in Palm Springs, California. The cash purchase price was approximately $30.6 million.

     On June 14, 1999, the Company acquired all the issued and outstanding capital stock of Great Empire Broadcasting, Inc. (GEB). GEB owned and operated radio stations KFDI-AM, KFDI-FM and KICT-FM in Wichita, Kansas; KYQQ-FM in Arkansas City, Kansas; KLLS-FM (renamed KFXJ-FM) in Augusta, Kansas; KTTS-FM and KTTS-AM in Springfield, Missouri; KLTQ-FM (renamed KMXH-FM) in Sparta, Missouri; KVOO-FM and KVOO-AM in Tulsa, Oklahoma; KCKI-FM in Henryetta, Oklahoma; and WOW-FM (renamed KMXM-FM) and WOW-AM (renamed KOMJ-AM) in Omaha, Nebraska. The aggregate acquisition price for the capital stock and related non-compete agreement was approximately $105.3 million.

     ---------------------------------

     On July 1, 1998, the Company acquired the business and substantially all of the assets of KCID-AM and KCID-FM in Caldwell, Idaho; KQXR-FM in Payette, Idaho; KGEM-AM and KJOT-FM in Boise, Idaho; and KSRV-AM and KSRV-FM in Ontario, Oregon. The combined cash purchase price was approximately $15.1 million. In April 2000, the Company sold KSRV-AM and KSRV-FM and also purchased KFXJ-FM (renamed KRVB-FM) in Nampa, Idaho.

     On June 9, 1998, the Company acquired the business and substantially all of the assets of KLQB-FM (renamed KGMG-FM) in Oracle, Arizona. The cash purchase price was approximately $5.8 million

     On April 20, 1998, the Company acquired the stock of WQBB-FM (renamed WBON-FM) and WQBB-AM in Knoxville, Tennessee. The combined cash purchase price was approximately $7.1 million.

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

7.   Litigation and commitments
     --------------------------
     The Company is subject to various legal actions, administrative proceedings and claims arising out of the ordinary course of business. Management believes that such unresolved legal actions and claims will not materially affect the consolidated results of operations, financial position or cash flows of the Company. Although it is not possible to predict the outcome of litigation with certainty, the Company has reserved $4.4 million for potential adverse outcomes in such actions. The Company periodically reevaluates its exposure on such claims and makes adjustments to its reserves as appropriate.

     Newspaper Merger Class Action Suit - On May 4, 1999, five former employees filed a lawsuit in the Milwaukee County Circuit Court. This suit was in connection with the 1995 merger of the Milwaukee Journal and Milwaukee Sentinel. The plaintiffs allege that their separation agreement, executed with the Company, allowed them to sell back units at any time over a period of up to ten years, depending on their years of unit ownership. The Company asserts that it was widely communicated and known that units were required to be sold back to the Company ratably over a specified time period. This lawsuit has been granted class action status to include all other unitholders who separated from the Company as part of the merger. In 2000 the judge ruled in favor of the plaintiff's summary judgment motion that the separation agreement permits the sell back of units at any time during the sell-back period. The Company disagrees with this ruling. Other claims and issues in this case have not yet been resolved.

     Purchase commitments related to capital expenditures for Journal Sentinel's new production facility are approximately $19.7 million. The Company expects to spend up to $106.6 million on this project to be completed in the third quarter of 2002. As of December 31, 2000, the Company has spent $41.6 million on this project.

8.   Segment analysis
     -----------------
     Journal Communications, Inc. is an employee-owned, diversified communications company with operations in 23 states, and France. Revenues from external customers are generated, and long-lived assets are located, primarily in the United States. Journal Sentinel Inc. (Journal Sentinel) publishes the Milwaukee Journal Sentinel and includes Journal Interactive, a division that designs and maintains Internet web sites, including JSOnline.com. Journal Broadcast Group (Broadcast Group) owns and operates 36 radio and four television stations. Norlight Telecommunications (Norlight) is a full service provider focused on the carrier and business telecommunications market. It owns and operates one of the largest fiber optic networks in the Midwest. IPC Communication Services (IPC) serves the publishing, software, entertainment and government markets providing printing, CD-ROM mastering and replication, DVD and diskette duplication, assembly and complete fulfillment. Add Inc. is a publisher of 114 paid and free newspapers and shoppers. It also engages in commercial printing. NorthStar Print Group (NorthStar) employs a wide array of printing technologies to produce labels for consumer and industrial manufacturers and point-of-purchase materials and out-of-home media. PrimeNet Marketing Services (PrimeNet) provides personalized direct marketing services to merchandisers and manufacturers.

     The accounting policies of the reportable segments are the same as those described in the "Principal Accounting Policies" outlined in Note 1. Intersegment sales have been eliminated.

                                                         Revenue
                                                         -------
     Years ended December 31                   2000         1999         1998
                                               ----         ----         ----
     Journal Sentinel                      $235,882     $236,260     $235,748
     Broadcast Group                        149,886      130,857      115,113
     Norlight                               126,586      101,428       81,875
     IPC                                    116,985      110,727      125,465
     Add Inc.                               112,150      111,706      107,807
     NorthStar                               57,958       57,300       56,386
     PrimeNet                                14,666       11,844       12,901
     Corporate and eliminations              (3,822)      (4,191)      (2,875)
                                           --------     --------     --------
                                           $810,291     $755,931     $732,420
                                           ========     ========     ========

                                                     Earnings (Loss)
                                                     ---------------
     Years ended December 31                   2000         1999         1998
                                               ----         ----         ----
     Journal Sentinel                     $  38,356     $ 43,042     $ 43,042
     Broadcast Group                         30,420       27,817       34,015
     Norlight                                40,118       32,474       24,092
     IPC                                      4,786        4,341      (11,268)
     Add Inc.                                  (729)       4,095        5,154
     NorthStar                                 (889)         650        1,307
     PrimeNet                                   106       (2,596)        (365)
     Corporate and eliminations              (3,201)         918          380
     Net interest and dividends                 968        4,273        6,305
                                           --------     --------     --------
     Earnings before income taxes          $109,935     $115,014     $102,662
                                           ========     ========     ========

     ----------------------------
                                                 Identifiable total assets
                                                 -------------------------
     December 31                                   2000               1999
                                                   ----               ----
     Journal Sentinel                          $110,025           $ 68,492
     Broadcast Group                            279,055            277,834
     Norlight                                   110,399             91,861
     IPC                                         57,611             56,438
     Add Inc.                                    70,492             72,950
     NorthStar                                   27,506             29,339
     PrimeNet                                    14,168             14,426
     Corporate and eliminations                  20,268             27,730
                                               --------           --------
                                               $689,524           $639,070
                                               ========           ========

                                               Depreciation & amortization
                                               ---------------------------
     Years ended December 31                   2000         1999         1998
                                               ----         ----         ----
     Journal Sentinel                       $ 8,213      $ 8,407      $ 7,001
     Broadcast Group                         13,584       10,564        6,825
     Norlight                                11,376        9,656        9,022
     IPC                                      7,362        7,713        9,138
     Add Inc.                                 6,205        5,645        5,560
     NorthStar                                2,478        2,565        2,734
     PrimeNet                                 1,226        1,518        1,389
     Corporate and eliminations                 549          585          (55)
                                            -------      -------      -------
                                            $50,993      $46,653      $41,614
                                            =======      =======      =======

                                                   Capital Expenditures
                                                   --------------------
     Years ended December 31                   2000           1999       1998
                                               ----           ----       ----

     Journal Sentinel                       $47,120      $10,670      $13,588
     Broadcast Group                          7,674        5,868        3,988
     Norlight                                28,779       37,010       10,159
     IPC                                      8,510        6,111       11,237
     Add Inc.                                 3,959        7,055        2,839
     NorthStar                                1,086        1,582        1,783
     PrimeNet                                   613          659        1,299
     Corporate and eliminations                 130          361          329
                                            -------      -------      -------
                                            $97,871      $69,316      $45,222
                                            =======      =======      =======

9.   Quarterly financial information (unaudited)
     ------------------------------------------

                                                                          2000 Quarters
                                                                          -------------
                                              First         Second             Third          Fourth          2000
                                              -----         ------             -----          ------          ----
     Revenue                                $179,914       $187,493          $249,607        $193,277        $810,291

     Cost of sales                            95,167         96,710           131,536         103,951         427,364

     Net earnings                             13,837         16,752            19,793          16,002          66,384

     Basic and diluted earnings
         per share                          $   0.51      $    0.62          $   0.73        $   0.59        $   2.45

                                                                          1999 Quarters
                                                                          -------------
                                              First         Second             Third          Fourth           1999
                                              -----         ------             -----          ------           ----
     Revenue                                $165,557       $174,940          $233,269        $182,165        $755,931

     Cost of sales                            88,945         90,539           121,117          97,337         397,938

     Net earnings                             15,004         18,190            19,560          16,695          69,449

     Basic and diluted earnings
        per share                           $   0.54       $   0.66          $   0.72        $   0.62        $   2.54

     The Company divides its calendar year into thirteen four-week accounting periods, except that the first and thirteenth periods may be longer or shorter to the extent necessary to make each accounting year end on December 31. The Company follows a practice of reporting its quarterly information at the end of the third accounting period (its first quarter), at the end of the sixth accounting period (its second quarter), and at the end of the tenth accounting period (its third quarter).


10.  Subsequent event
     ----------------

     On January 4, 2001, the Company announced its agreement to sell certain of the assets of the Milwaukee division of NorthStar to Kubin-Nicholson Corporation. The Milwaukee division is engaged in the printing of point-of-purchase materials and out-of-home media. The Company expects to complete the sale in March 2001.

Report of Ernst & Young LLP, Independent Auditors
-------------------------------------------------


The Board of Directors
and Stockholders
Journal Communications, Inc.



We have audited the accompanying consolidated balance sheets of Journal Communications, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of earnings, retained earnings, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Journal Communications, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                        ERNST & YOUNG LLP


Milwaukee, Wisconsin
January 26, 2001